06017220

SEC File No.
082-02523

CIK 0000852933

SUPPL



investors´ day

CLEAR OBJECTIVES FOR THE FUTURE

Frankfurt, September 21, 2006

Klaus-Peter Mülle
Chairman of the Board of Managing Directors

Dew 10/2

Disclaimer

/ investor relations /

All presentations shown at Investors' Day contain **pro forma results for Q1 2006 and Q1-Q4 2005** to fully reflect the integration effect of Eurohypo. The pro forma results include Eurohypo results as if integrated as from January 1st, 2005 (incl. full refinancing costs), capital increase as if carried out before January 2005 (instead of November 2005) and issue of hybrid capital as if it took place before January 2005 (instead of March 2006). It shows segments' quarterly results in the new Group structure and segments' equity employed based on new calculation method.

/

This presentation has been prepared and issued by Commerzbank AG. This publication is intended for professional and institutional investors.

/

Any information in this presentation is based on data obtained from sources considered to be reliable, but no representations or guarantees are made by Commerzbank Group with regard to the accuracy of the data. The opinions and estimates contained herein constitute our best judgement at this date and time, and are subject to change without notice. This presentation is for information purposes; it is not intended to be and should not be construed as an offer or solicitation to acquire, or dispose of any of the securities or issues mentioned in this presentation.

/

Commerzbank AG and/or its subsidiaries and/or affiliates (herein described as Commerzbank Group) may use the information in this presentation prior to its publication to its customers. Commerzbank Group or its employees may also own or build positions or trade in any such securities, issues, and derivatives thereon and may also sell them whenever considered appropriate. Commerzbank Group may also provide banking or other advisory services to interested parties.

/

Commerzbank Group accepts no responsibility or liability whatsoever for any expense, loss or damages arising out of, or in any way connected with, the use of all or any part of this presentation.

/

Copies of this document are available upon request or can be downloaded from www.commerzbank.com/aktionaere/index.html

Agenda

1. **Improved Performance**
2. Clear Strategic Positioning
3. Management Agenda: Growth & Profitability
4. Targets

Commerzbank has delivered a strong track record of growth and value creation for shareholders

Net earnings per share*
in €



2.00
0.61
1.59
-4.26
2003
2004
2005
1H 2006
Full year 2006p

Dividend per share
in €



Target
>0.5
0.50
0.25
0.00
2003
2004
2005
2006e

CB-share vs. MSCI



Jan. 03
Jul. 03
Jan. 04
Jul. 04
Jan. 05
Jul. 05
Jan. 06
Jul. 06

* 2005, 2006 pro forma full integration of Eurohypo

Continuous increase in operating profit and RoE supported by improved efficiency

Operating profit
in €m



192
559
1,011
2,030
1H 05
1,732
2002 2003 2004 2005 1H 06

One off gains due to sale of participations*				
-	-	146	431	550

Full year 2006p

* without refinancing and related items; 2002 and 2003 not published

Operating RoE
in %



1.6
4.9
9.9
17.7
28.1
2002 2003 2004 2005 1H 06

Cost income ratio
in %



77.3
73.3
70.9
64.4
54.8
2002 2003 2004 2005 1H 06

Note: 2005, 2006 pro forma full integration of Eurohypo

Core segments making good progress

Operating profit in €m

Full year 2006p

* Op. RoE annualized

Private & Bus. Customers
Nearly stable operating profit
Note: Before one-offs due to harmonization of provisioning standards CB/ EH in 2006p



237
157
142
2005
1H 2006

Op. RoE	9.4%	11.5%*

Asset Management
Higher commission income



115
52
67
2005
1H 2006

Op. RoE	24.1%	24.4%*

Mittelstand
Continues upward trend



571
195
283
2005
1H 2006

Op. RoE	21.2%	19.7%*

Corporates & Markets
Excellent and stabilized result



310
50
338
2005
1H 2006

Op. RoE	13.1%	28.6%*

Commercial Real Estate
Good progress



401
206
230
2005
1H 2006

Op. RoE	10.9%	11.8%*

Public Finance & Treasury
Stable result



345
208
215
2005
1H 2006

Op. RoE	30.3%	36.4%*

Note: 2005, 2006 pro forma full integration of Eurohypo

Agenda

1. Improved Performance
2. **Clear Strategic Positioning**
3. Management Agenda: Growth & Profitability
4. Targets

New Group Structure: Clear strategic objectives for each unit

COMMERZBANK

The Leading Commercial Bank in Germany

PCAM (Private & Business Customers and Asset Management)	CIB (Mittelstand and Corporates & Markets)	CREPT (Commercial Real Estate, Public Finance and Treasury)
Best Retail Bank in Germany	The best nationwide Bank for Corporate Customers	Europe´s leading specialist for Real Estate and Public Finance

Strategic objectives supported by strong market positions in core segments

Objectives	Status Quo market position
PCAM Best Retail Bank in Germany	• No 3 German Retailbank with 5 m customers: Strong market share among affluents • No 1 in Online Brokerage • No 2 home finance provider • Among top 3 in Private Banking
CIB The best nationwide Bank for Corporate Customers	• Approx. 40% of German „(S)ME"-clients and 80% of large customers with CB account • Top 10 player in CEE (BRE one of the leading banks in Poland and No 1 Internet bank, new Russian participation) • Investment Bank leading issuer of structured products in Germany
CREPT Europe´s leading specialist for Real Estate and Public Finance	• No 1 in Commercial Real Estate in Germany • No 1 in Public Finance • No 1 in Jumbo Covered Bonds

Core region: Commerzbank with focus on Germany and selected international business

Focus Germany



Claims on customers
in %


27
73

Operating profit
in %


38
62

Employees
in %


23
77

■ Abroad
□ Germany

Year end 2005
only CB

Selected international business

- Supporting German Mittelstand in international business
- Supporting international corporate customers in Germany/Europe
- Utilization of profitable growth opportunities in areas of core competence and selected regions, i.e. CRE (Eurohypo), CEE

Commerzbank benefits from recovering German economy

Q2 2006 strong GDP growth

Germany: Gross domestic product
real, seasonally adjusted, change in ppt



1.00
0.75
0.50
0.25
0.00
-0.25
-0.50
-0.75
2.5
2.0
1.5
1.0
0.5
0.0
-0.5
-1.0
-1.5
2003
2004
2005
2006
qoq (LS)
yoy (RS)

Business climate: improving sentiment

Germany: ifo – business situation
seasonally adjusted monthly figures



110
105
100
95
90
85
80
2003
2004
2005
2006

Noticeable progress has taken place

- German business structures more flexible, especially wages and working time
- German companies with noticeable increase in competitiveness (world champion in exports):
  - Moderate development of unit labour costs
  - Debt reduction leads to larger scope for investments
- Reforms of social fallback systems have been initiated

Agenda

1. Improved Performance

2. Clear Strategic Positioning

3. **Management Agenda: Growth & Profitability**

4. Targets

Management Agenda: Enhancing Growth & Profitability

Stabilization

- Capital base strengthened
- Costs cut rigidly
- Loan portfolio and business model de-risked
- Liquidity prudently managed

Profitability

- Non-core participations sold
- Restored profitability in Retail Banking and Asset Management
- Major turnaround in Mittelstand segment
- De-risked and stabilized Investment Banking, significant turnaround

Growth and increase in profitability

Management agenda for medium-term horizon

Focussed investment strategy to sharpen profile and increase growth and profitability

Target	**Growth and increased profitability**	
Action	**Investment**	**Divestment**
Examples	• Participating in external growth opportunities: Eurohypo, Russia • Accelerating organic growth: Focussed investments in core divisions Retail, Mittelstand and CRE/PF	• Active capital management: e.g. sale of non-strategic participations and securization • Continuous efficiency enhancement: Tight cost management, e.g. Service to Perform, Realignment Retail Credit business

Investing: Selected acquisitions and investment in core segments

Examples

External growth

Eurohypo

- Strategically and financially attractive acquisition
- Integration process fully on track

Russia

- Acquisition of 15% stake in Promsvyazbank to participate in fast growing Russian market
- Option of step-by-step-increase to majority position

Organic growth

PCAM

- Investment in comdirect and affluent private clients
- Focused investments in German AM: cominvest ("Alpha")

CIB

- MSB: acquisition of new clients, increase wallet share/ Cross selling
- BRE/ CEE: check rollout of m bank/ Multi bank
- IB: selective investments in core competencies, i.e. equity derivatives

CREPT

- Significant growth in international CRE markets
- Increase profitability of German CRE portfolio
- Further optimisation of Public Finance business

Investment

- **Playing active part in German consolidation; only targeted acquisitions abroad**
- **Investing in growth in key areas of competence**

Divesting: active capital management and continuous efficency enhancement

Examples

Capital management

Disposals	• Sale of non-strategic participations, e.g. KEB, MAN, Heidelberger Druck, Unibanco, Banca Intesa • Review Jupiter IPO
Securitization	• €4,5 bn CLO´s 2Q 2006 • €500 m loans via TSI 3Q 2006 • Active management of credit portfolio

Efficiency enhancement

Service-to-Perform	• Lean processes: optimisation of IT and transaction banking services • 20% cost reduction until 2008 (~€200m)
Retail Credit business	• Concentration of retail credit back-office activities into four* centres • Staff reduction by 450 employees

* currently under negotiation

Divestment

- **Active capital management to increase capital efficiency**
- **Continuous efficiency enhancement**

Eurohypo acquisition supports Commerzbank's strategic objectives

Strategic position: strong pillar

New group structure



PCAM
CIB
CRE, Public Finance and Treasury

Profitability: acquisition RoE accretive

Operating RoE
In %



+0.9ppts
+2.2ppts
16.8%
17.7%
31.3%
33.5%
2005
1Q 2006
CB stand alone
CB+EH
CB stand alone
CB+EH

Stability: net interest income +30%

Stable earning components 1H 2006
in €m



Net interest income
Net commission income
1,603
1,345
+32%
2,119
1,415
CB stand-alone
CB+EHY**

* Excluding at equity distribution Eurohypo
** Pro forma consolidation 1Q 2006

Growth: strong new business

New commitments – real estate finance
in €bn



CB stand alone*
EH**
CB +EH
6.7
14.3
7.0
17.3
7.9
31.2
20.8
2003
2004
2005
1H 2006

* Retail clients (without arrangemens to third parties, i.e. EH), Essenhyp (100%) and NY branch
** Business partly supplied by CB

Integration process of Eurohypo on track, net synergies higher than expected, positive effects on cost of capital

All integration projects fully in line with plan
Required actions initiated

Joint business processes established
Key functions centrally managed

Total synergy potential reconfirmed
First revenue synergies realized

Strong identification of staff with new Group ...
creating new business momentum

Net synergies
in €m



100 - 130
142
30
20
80
66*
76
Cost synergies
Revenue synergies
Further synergy potential
Preliminary evaluation in 11/2005
Current synergy assumptions

- **€118 m restructuring costs (vs. announced €150 m pre-merger)**
- **Lower EH market volatility (beta-factor) leads to lower cost of capital for consolidated group**
- **Future go-to-market strategy in PF segment still to be finalized: Optimal combination of Eurohypo, Essenhyp, EEPK capabilities to be reached**

* Including €15 m funding synergies

First step: acquisition of 15% stake in Promsvyazbank to benefit from Russia´s attractive market

Strong strategic fit ➔

- **Attractive market**: Upside potential via catch-up of banking penetration level, additionally supported by dynamic GDP development
- **Attractive target**: Promsvyazbank, currently ranked number 12 in terms of assets, is one of the fastest growing banks within the Russian banking sector
- **Attractive price**: Price in relation to risk profile is reasonable in current market conditions

Improving CB´s presence ➔

- **Branch Network**: Extension of existing market presence with CB (Eurasija) with nationwide branch network
- **Corporate Banking**: Enlargement of existing large customers portfolio
- **Retail Banking**: Nationwide penetration of retail business/ if applicable combined with successful BRE business model for private clients
- **Investment Banking**: Widening of existing activities

Increasing participation ➔

- **Path-to-Control**: 15.3% stake planned with option of step-by-step increase to majority position

Integration of Eurohypo risk management completed

1. Eurohypo fully integrated in Commerzbank´s risk management

2. Net-LLP 2006 before one-off items below budget; incl. harmonisation of provisioning methodologies below €1 bn, 2007 below €0.9 bn


Prudent risk management

3. Sustainable reduction of default portfolio in focus until 2008

4. Strategic projects well on-track:
- Basel II
- Credit efficiency processes

Agenda

1. Improved Performance

2. Clear Strategic Positioning

3. Management Agenda: Growth & Profitability

4. **Targets**

Commerzbank with clear strategic position and objectives for growth and profitability

Clear strategic positioning ➔

Leading Commercial Bank in Germany:

- Well positioned in defined core segments
- Focussed on recovering German market and related international business

⇩

Strategic objectives:

- **Growth**
- **Profitability**

➔

- Strengthening position by selected acquisitions: Playing active part in German consolidation and selected acquisitions abroad
- Accelerated organic growth by investments in defined core segments with competitive strength
- Continuous efficiency enhancement in all divisions
- Active capital management, i.e. selective divestments, securitization

Further growth in revenues and stable cost situation leading in the medium-term to significant increase in profitability

	2005*	Trend 2005-2008	Comments
Revenues after LLP	€6.8bn		• Investments in core segments (examples): - PCAM: comdirect, upper retail and affluent customers - CIB: new clients, increase wallet share, BRE - CRE: international growth markets
Costs	€5.1bn		• Tight cost management in all segments • Projects Service-to-Perform and Retail Credit business under way
Operating profit	€1.8bn		• Significantly increasing profitability • Synergies of Eurohypo integration fully implemented
Capital	€11.5bn		• Stabilisation Tier 1 ratio, Target: 6.5% -7.0% • Dividend increase • Wherever applicable review of disposal of non-strategic participations and further securitization measurements

Net RoE well on track for target 15% in 2010e!

* Based on pro forma integration of Eurohypo and adjusted by one off items

Commerzbank: The Leading Commercial Bank in Germany - strongly positioned to continue profitable growth

Financial target on track

	2005	2006p	2007p	2010e
RoE:	9.6%	≥ 10%	≥ 11%	15% Long-term RoE goal
CIR:	67%	≤ 65%	≤63%	≤60%
	✓	As of 1H 2006 ✓		

RoE after tax adjusted of one-off positions

Note: 2005 CB stand alone, 2006 pro forma full integration of Eurohypo



For more information, please contact:

Jürgen Ackermann (Head of IR)
P: +49 69 136 22338
M: juergen.ackermann@commerzbank.com

Sandra Büschken (Deputy Head of IR)
P: +49 69 136 23617
M: sandra.bueschken@commerzbank.com

www.commerzbank.com/ir

Ute Heiserer-Jäckel
P: +49 69 136 41874
M: ute.heiserer-jaeckel@commerzbank.com

Simone Nuxoll
P: +49 69 136 45660
M: simone.nuxoll@commerzbank.com

Andrea Flügel (Secretary)
P: +49 69 136 22255
M: andrea.fluegel@commerzbank.com

SEC File No.
082-02523

CIK 0000852933

COMMERZBANK



investors´ day

MITTELSTAND BANK: A VALUE-DRIVEN STRATEGY

Frankfurt, September 21, 2006

Martin Blessin
Member of the Board of Managing Directo

Disclaimer

/ investor relations /

All presentations shown at Investors' Day contain **pro forma results for Q1 2006 and Q1-Q4 2005** to fully reflect the integration effect of Eurohypo. The pro forma results include Eurohypo results as if integrated as from January 1st, 2005 (incl. full refinancing costs), capital increase as if carried out before January 2005 (instead of November 2005) and issue of hybrid capital as if it took place before January 2005 (instead of March 2006). It shows segments' quarterly results in the new Group structure and segments' equity employed based on new calculation method.

/

This presentation has been prepared and issued by Commerzbank AG. This publication is intended for professional and institutional investors.

/

Any information in this presentation is based on data obtained from sources considered to be reliable, but no representations or guarantees are made by Commerzbank Group with regard to the accuracy of the data. The opinions and estimates contained herein constitute our best judgement at this date and time, and are subject to change without notice. This presentation is for information purposes; it is not intended to be and should not be construed as an offer or solicitation to acquire, or dispose of any of the securities or issues mentioned in this presentation.

/

Commerzbank AG and/or its subsidiaries and/or affiliates (herein described as Commerzbank Group) may use the information in this presentation prior to its publication to its customers. Commerzbank Group or its employees may also own or build positions or trade in any such securities, issues, and derivatives thereon and may also sell them whenever considered appropriate. Commerzbank Group may also provide banking or other advisory services to interested parties.

/

Commerzbank Group accepts no responsibility or liability whatsoever for any expense, loss or damages arising out of, or in any way connected with, the use of all or any part of this presentation.

/

Copies of this document are available upon request or can be downloaded from
www.commerzbank.com/aktionaere/index.html

Focussed quality-driven strategy is bearing fruits

Mittelstand Bank Segment

Operating profit	Operating profits up 45% at mid-year comparison
Return on equity	Fifth quarter in series with RoE above target 2007
Commission income	Increased importance of value added products shown by upward proportion of commission income to total income
Loan loss provisions	Declining loan loss provisions despite volume growth

Focussed quality driven strategy is bearing fruits

Mittelstand Bank Segment

H1 results up 45%

Operating profit
in € m



77
118
157
219
148
135
+14.4%
195
283
+45.2%
Q1 Q2 Q3 Q4
2005
Q1 Q2
2006
H1 '05
H1 '06

Fifth quarter in series with RoE above target 2007

RoE
in %



ROE target 2007: 17%
11.9
18.0
23.0
30.8
20.7
18.7
14.9
19.7
Q1 Q2 Q3 Q4
2005
Q1 Q2
2006
H1 '05
H1 '06

Increased importance of value added products

Commission income on total of commission and interest income*, in € m



Com. inc./ (Com. inc+ int. inc.)
37%
38%
39%
39%
39%
42%
158
187
189
201
194
212
274
302
298
319
308
291
Q1 Q2 Q3 Q4
2005
Q1 Q2
2006
Commission income
Interest income

* before revenue split

Declining LLP as equity increases



Ave. equity, in € bn
LLP, in € m
2.6
2.6
2.7
2.8
2.9
2.9
2.6
2.9
105
91
-17.0%
44
-11
75
76
196
151
-22.9%
Q1 Q2 Q3 Q4
2005
Q1 Q2
2006
H1 '05
H1 '06

Agenda

1. Mittelstand Bank structure of enlarged segment

2. Mittelstand Bank Germany on a track to become "The best nationwide bank for corporate customers"

3. Eastern Europe complemented by Promsvyazbank and Asia Pacific

4. Financial Institutions as enlargement of Mittelstand Bank segment

5. Outlook

Mittelstand Bank segment opens up a wide field of new opportunities

MITTELSTAND BANK SEGMENT

Germany

Mittelstand Bank Germany
- Small / Medium Enterprises
- Large Corporates
- Specialised Business*
- Participations (mainly Schiffsbank)

CEE / Asia

CEE
- BRE Bank (Poland)
- CB branches/subsidiaries
  - Czech Republic
  - Hungary
  - Russia

Asia Pacific
- Singapore
- China (Shanghai, Hongkong)
- Japan (Tokyo) etc.

Financial Institutions

- Business activity with banks worldwide – more than 6,000 contacts
- Foreign trade and transaction finance
- ProCredit Banks (micro credits)
- Representative Offices

* Center of Competences for: Global Shipping, Renewable Energies

Profitability of Mittelstand Bank still with strong momentum

Mittelstand Segment (pro forma figures)


Operating profit
in € m
77
118
157
219
148
135
+14.4%
Q1 Q2 Q3 Q4
2005
Q1 Q2
2006
195
283
+45.2%
H1 '05
H1 '06


Loan-loss provisions
in € m
at budget
-17.0%
105
91
44
-11
75
76
Q1 Q2 Q3 Q4
2005
Q1 Q2
2006
196
151
-22.9%
H1 '05
H1 '06

Mittelstand Segment	Q1 2005	**Q2 2005**	Q3 2005	Q4 2005	Q1 2006	**Q2 2006**	H1 2005	**H1 2006**	Trend
CIR	57.0%	**54.3%**	57.1%	58.8%	54.7%	**55.4%**	55.6%	**55.0%**	-1.1%
Op. RoE	11.9%	**18.0%**	23.0%	30.8%	20.7%	**18.7%**	15.0%	**19.7%**	32.2%
Average equity tied up in € bn	2.6	**2.6**	2.7	2.8	2.9	**2.9**	2.6	**2.9**	11.5%

Increased H1 result due to strong revenue growth

Revenues
in € m


+19.0%
-4.8%
417
397
684
814
Q1 '06
Q2 '06
H1 '05
H1 '06

- Decrease in revenues q-o-q due to
  - Extraordinary income from asset & liability management in Q1
  - Lower interest on equity tied up in Q2 due to Eurohypo acquisition
- Strong increase y-o-y
  - Successful product initiatives
  - Continuous increase of wallet share and customer base

Operating expenses
in € m


+8.6%
-2.8%
269
262
489
531
Q1 '06
Q2 '06
H1 '05
H1 '06

- Higher personnel costs in Q1 due to supplementary grants for employees
- Increased operating expenses y-o-y mainly results from higher personnel costs (due to supplementary provisions for variable compensation scheme, outsourcing of pension provision into CTA Trust), investments and other material costs
- CIR y-o-y stable

Operating profit up year-on-year in nearly all units

Segment*
in € m


+45.2%
195
283
H1 '05
H1 '06

Germany
in € m


+91.3%
100
191
H1 '05
H1 '06

CEE / Asia
in € m


+/-0%
53
53
H1 '05
H1 '06

Financial Institutions
in € m


+43.9%
28
40
H1 '05
H1 '06

* incl. others, e.g. Dt. Schiffsbank

Agenda

1. Mittelstand Bank structure of enlarged segment

2. **Mittelstand Bank Germany on a track to become "The best nationwide bank for corporate customers"**

3. Eastern Europe complemented by Promsvyazbank and Asia Pacific

4. Financial Institutions as enlargement of Mittelstand Bank segment

5. Outlook

Mittelstand Bank Germany – solid profit growth results from strong increase in revenues…

Operating profit
in € m


43
57
96
121
102
90
+57.4%
100
191
+91.3%
Q1 Q2 Q3 Q4
2005
Q1 Q2
2006
H1 '05
H1 '06

Loan loss provisions
in € m


at budget
93
82
46
14
58
59
-28.6%
175
117
-33.2%
Q1 Q2 Q3 Q4
2005
Q1 Q2
2006
H1 '05
H1 '06

Mittelstand Germany	Q1 2005	Q2 2005	Q3 2005	Q4 2005	Q1 2006	Q2 2006	H1 2005	H1 2006	Trend
CIR	54.1%	**52.9%**	55.7%	56.7%	51.5%	**52.9%**	53.5%	52.2%	**- 1.3 ppts**
Op. RoE	9.9%	**13.1%**	21.3%	26.5%	21.4%	**18.5%**	11.5%	19.9%	**+ 8.4 ppts**
Average equity tied up, in € bn	1.7	**1.7**	1.8	1.8	1.9	**1.9**	1.7	1.9	**+ 11.8%**

...Revenues driven by successful product initiatives...

PRODUCTS

Value Drivers (Revenues, in € m)		Outlook / New initiatives
Interest, Currency & Liquidity Management Main revenue contributors: money market and derivatives business	 87 24 63 109 32 77 H1 '05 H1 '06 Derivatives Money Market	• Growth-programme for interest rate derivatives: revenues shall be doubled until 2010 (base-line 2005) • Intensified sales activity by relationship managers and product specialists
Trade Finance & Transaction Services Main revenue contributor: payments business	 133 142 H1 '05 H1 '06	• Further extension of "companyworld's"* international and multilingual release • Enforced linking-up in Europe and Asia
Investment Banking-products Intensified cooperation with our IB division; main drivers: structured finance and capital markets business	 19 28 H1 '05 H1 '06	• Continue intensive cooperation • New initiative with large corporates

* Internet-portal for large corporate customers

... and new customers ...

Achievements | **Outlook / New initiatives**

CUSTOMERS

- Revenue realised in H1 '06 with new customers (gained since 2004): approx. €150m
- Revenues with new customers overcompensate natural customer losses through lifecycle

New customers since 2004



4,767
4,953
9,720
1,391
1,444
12,555
Target of 2006: 9,000 new customers – already achieved in 2005
2004
2005
End of 2005
Q1 2006
Q2 2006
End of Q2 2006

- Continuous broadening of new customer relationship
- Increase wallet share ("Hausbank-Status") with existing customers
- **New initiative**: intensify relationship with large corporates

...clients already give us best grades – gap to non-listed banks nearly closed

Commerzbank – strongest improvement compared to competitors


high performance
Average 2005
3.30
poor performance
Commerzbank
3.04
3.45
3.65
Savings Banks
2.92
2.78
3.02
Cooperative Banks
2.92
2.97
3.09
HVB
3.49
3.29
3.47
Dresdner Bank
3.63
3.67
3.56
Deutsche Bank
3.80
3.74
3.88
2003 2004 2005

Evaluation criteria, e.g.

- Demand-oriented products & services for SMEs
- Quality of advisory service
- Competitive pricing

- No. 1 of major private banks (behind Savings and Coops)
- Only bank with continuously improving grades

- Best grade regarding service quality
- Strongest improvement re. SME orientation compared to competitors

Source: Survey of Arbeitsgemeinschaft Selbständiger Unternehmen with regard to SME financing, December 2005

Volumes and margins

	H1 `05	H1 `06	Change
Total lending, in € bn*	41.3	**43.3**	+5%
Loan-loss provision ratio, in %**	0.95	**0.70**	-25bps
Domestic lending, in € bn	35.5	**35.8**	+1%
Margin on domestic lending, in %**	1.48	**1.43**	-5bps
Domestic customers' deposits, in € bn	18.4	**18.9**	+3%
Margin on domestic customers' deposits, in %**	0.61	**0.78**	+17bps
Risk-weighted assets, in € bn	40.4	**45.7**	+13%
FTE	6,304	**6,776**	+7%
Total income/FTE, in € '000	140	**142**	+1%
Operating expenses/FTE, in € '000	78	**78**	+0%

* Excluding Financial Institutions business
** Annualized

New product initiatives will further increase revenues and adress cross selling potential - examples

	Initiative	Objectives	Financial impact
Product	Derivative business	• Push attractive derivative business as demand increases and market environment remains positive • Doubling revenues until 2010 • Increase wallet share with existing clients	Revenues in € m 100 48 2005 2010
	Rating advisory	• Fulfill clients' needs in a better understanding of their rating and wish to improve their rating • Benefit from our first mover advantage	• Increase commission income and cross-selling
Process	Credit project	• Generation of innovative credit products and processes for credit market remains difficult • Stabilize credit business with cost effectiveness	• First part of concept realized • Cost effectiveness starting in 2007
Equity	Portfolio management	• Manage credit risk by e.g. optimization of risk/return-profiles, use of equity instruments • Continuous improvement of portfolio quality	• Use of equity instruments starting in 2007 (first placement of SSD* realized in July 06)

* Schuldscheindarlehen, i.e. certificates of indebtedness

Agenda

1. Mittelstand Bank structure of enlarged segment
2. Mittelstand Bank Germany on a track to become "The best nationwide bank for corporate customers"
3. **Eastern Europe complemented by Promsvyazbank and Asia Pacific**
4. Financial Institutions as enlargement of Mittelstand Bank segment
5. Outlook

Commerzbank in CEE* well diversified with different market approaches

Main units

Russia

CB Eurasija SAO
Headcount: **74**
Total assets: **€1,631m**
Pre tax profit: **€31m**

Poland

BRE Bank
Headcount: **3.413**
Total assets: **€ 9,115 m**
Pre tax profit: **€75.2m**

Czech Republic / Slovakia

Prague Branch incl. Bratislava
Headcount: **148**
Total assets: **€2,467m**
Pre tax profit: **€14.5m**

Hungary

CB Budapest Rt
Headcount: **94**
Total assets: **€704m**
Pre tax profit: **€5.6m**

Russia

Promsvyazbank
Headcount: **3,682**
Total assets: **€3,271m**
Pre tax profit: **€66.7m**



ProCredit Banks
Bosnia-Herzegovina / Bulgaria / Serbia Kosovo / Albania / Georgia / Romania

Representative Offices
Croatia / Kazakhstan / Romania / Russia / Serbia-Montenegro / Ukraine / Uzbekistan / Belarus

* Data as of 12 / 2005; CB Eurasija SAO incl. centrally Frankfurt booked business (€ 755.9 m)
Source: ZBS, ZFC, Due Diligence; Interfax, Goldman Sachs, CBR

Commerzbank in CEE with sustainable stable profits

Operating profit
in € m (without PSB)


16
9
17
6
19
9
29
14
20
6
18
3
32
15
38
9
Q1 Q2 Q3 Q4
2005
Q1 Q2
2006
H1 `05
H1 `06
BRE
CZ Republic, Hungary, CB Eurasija

- Decrease in operating profit q-o-q 2006 at BRE mainly due to an extraordinary profit from securities sales in Q1 06
- H1 05 to H1 06 stable; decrease in Czech Republic, Hungary and CB Eurasija due to lower margins and currency effects

Russian economy: strong growth of banking assets due to catch up of under penetrated banking level and reform initiatives

GDP growth
in RUB bn


+7.3%*
+7.2%*
+6.4%*
+5.4%*
10,831
2,789
8,042
13,243
4,611
8,633
16,752
7,500
9,252
21,665
11,825
9,840
24,806
14,435
10,371
2002
2003
2004
2005
2006p
Real
Nominal

Source: Global Insight; * real GDP Growth

Growth of total banking assets
in RUB bn


+35%
+27%
+37%
+20%
4,145
5,600
7,137
9,750
11,747
2002
2003
2004
2005
2006p

Source: CBR, Broker Estimates

Expected development of banking penetration
Total Loans / GDP and nominal GDP / Capita (€)


175%
150%
125%
100%
75%
50%
25%
0%
Total Loans/GDP (%)
0
5,000
10,000
15,000
20,000
25,000
Nominal GDP/Capita (€)
Portugal
Spain
Germany
Russia 2020
Hungary
Greece
Slovenia
Latvia
Estonia
Ukraine
Lithuania
Czech Republic
Poland
Slovakia
Russia

Source: Morgan Stanley Research

Major banking reform initiatives support growth of banking system

- Anti-money laundering legislation 2001
- Deposit insurance system
- Currency control legislation
- Credit histories
- Mortgage market legislation

Promsvyazbank: one of the fastest growing private banks in Russia

Top market position (8th largest private bank)

Top 15 Banks	Owner*	No	Assets 12/2005 in € m	No	Equity 12/2005 in € m
Sberbank	S	1	73,767	1	7,501
Vneshtorgbank	S	2	18,457	2	2,409
Gazprombank	S	3	12,734	3	1,295
Alfa Bank	P	4	6,788	5	901
Uralsib	P	5	6,675	4	982
Bank of Moscow	S	6	6,501	6	802
Rosbank	P	7	5,883	7	601
MMB	P	8	4,649	8	511
Raiffeisenbank Austria	P	9	4,099	10	467
Promstroibank	P	10	4,096	11	426
MDM Bank	P	11	3,628	9	500
Promsvyazbank	P	12	3,271	13	345
Russian Standard Bank	P	13	3,075	12	374
Citibank	P	14	2,822	14	307
Petrokommerce	P	15	2,297	15	301
Commerzbank (Eurasija)	P	21	1,638	39	136

* Data as of 12/2005;CB Eurasija SAO incl. centrally Frankfurt booked business (€755.9 m)
Source: Interfax 100; ZRB; exchange rate €/RUB 33.92 / Owner: S = State ; P = Private

Business Lines and Products

Corporate Banking (incl. Int. Business)
- 39,000 Mittelstand customers

Retail Business
- ~86,000 retail customers
- 600,000 card customers

Investment Banking/ Treasury
- Top 10

Other: Asset Management
- Asset management products

Profile of Promsvyazbank

- **Full-service commercial bank** founded in 1995
- **One of the fastest growing private banks** in Russia (assets in 2005: +91%)
- **Russia-wide Branch network:** 115 branches in 31 regions
- **Employees:** > 4,000
- **Strong customer base**
- **Clear shareholder structure and strong capital base with** robust profitability track record
- **Flexible market player** with a high business concentration on corporate business
- **Market adequate sales** and product offering

Promsvyazbank: fast growing and profitable business

Assets
in RUB bn



+91%
24
42
58
111
128
2002
2003
2004
2005
H1 2006*

Tier 1 capital
in RUB m



+44%
3,708
5,663
7,665
11,028
12,400
2002
2003
2004
2005
H1 2006*

Loans to customers
in RUB bn



+88%
14
25
34
64
90
2002
2003
2004
2005
H1 2006*

Net income
in RUB m



+35%
461
721
1,217
1,645
1,031
2002
2003
2004
2005
H1 2006*

* Unaudited IFRS figures; source Promsvyazbank

2005 RoAE
net tax
17.8%

BRE Bank – The best financial institution for sophisticated corporate customers, individuals and entrepreneurs

Positioning

Investment Banking
- **No 1:** bank and corporate bond issues (maturity > 1year)
- **No 1:** Option Market (39% market share)

Corporate Banking
- **Corporate loans:** 6.3% market share
- **Corporate deposits:** 8.4% market share

Retail Banking (+PB)
- **mBank**: Poland`s internet banking leader
- **No 3:** by number of checking accounts
- **No 5:** Mortgage Lending

Asset Management
Non core
Under restructuring

Operating profit
in € m



16
17
19
29
20
18
32
38
Q1 Q2 Q3 Q4
2005
Q1 Q2
2006
H1 `05
H1 `06

- Decrease in operating profit q-o-q 2006 mainly due to an extraordinary profit from securities sales in Q1 06
- Lower operating profit compared to published figures of BRE Bank mainly results from adjusted LLP and refinancing costs according to Commerzbank's accounting standards

BRE Bank – New strategic initiatives

Expansion of the MultiBank branch network

Lower capex... (on average per branch, PLN)

...to reach the break-even faster


1.5m
1.2m
0.8m
CUF 2001
CUF 2002-2006
Branch of the future

Capex* per branch down 30% (on average)
Operating cost per branch down 25% (on ave.)

Total cost approx. PLN 40m

56 new branches of the future:

- 30 Financial Service Centres (CUF) in the largest cities (population over 100.000)
- 26 Partner Outlets (PP) in smaller cities and towns (population 20-100.000)

Impact of the Project on MultiBank's pre-tax profit

	2006e	2007e	2008e	2009e	2010e
mPLN	(6)	(21)	(4)	+31	+63

* Capital expenditures

Source: BRE Bank Group Results H1 `06

Bank assurance project

Key success factors

Price: significantly lower than in other distribution channels

Distribution: sales and service on-line and by phone

Aggregated Financial Services: customer service fully integrated with the Bank's service process and IT systems

Products: transparent and easy to understand, easy purchase and service, more flexible than other market products (range of options, modification after purchase)

Choice: supermarket offering products from 4-5 insurers

Insurance can be sold successfully if the product and the process fit the mBank and Multibank mission

Impact on Financial Result of mBank + MultiBank

	2007e	2008e	2009e	2010e
mPLN	+1.1	+18.8	+45.7	+65.3

Asia Pacific - Integration supports our customers´ approach

Our mission is to be the best bank for our clients in Asia

Objectives

- Serve our German clients in Asia and a select number of Asian clients with German/European interest with our products
- Use cross-selling opportunities in investment banking products, real estate finance, asset management and private banking

Initiatives

- Restructuring of client portfolio to focus on core clients and products
- Introduction of enhanced electronic banking tools for corporate clients in Asia

Operating profit
in € m


0
7
15
19
5
2
7
7
Q1 Q2 Q3 Q4
2005
Q1 Q2
2006
H1 `05
H1 `06

- Positive development of operating profit in 2005 due to release of LLP
- Stable y-o-y development

Agenda

1. Mittelstand Bank structure of enlarged segment

2. Mittelstand Bank Germany on a track to become "The best nationwide bank for corporate customers"

3. Eastern Europe complemented by Promsvyazbank and Asia Pacific

4. **Financial Institutions as enlargement of Mittelstand Bank segment**

5. Outlook

Financial Institutions – No. 2 Financial Institutions Group in Germany

We offer...

- Transaction and financing solutions to banks, central banks and sovereigns worldwide
- Worldwide correspondent banking network to ensure continuous local presence

Our strategic objectives...

- Expanding our position as a leading European bank and "entry point" into the European payment market
- Increase of shares in foreign trade market both in corporate and FI-business by providing advanced cash and trade services

Operating profit
in € m


12
16
16
42
16
24
28
40
Q1
Q2
Q3
Q4
2005
Q1
Q2
2006
H1 `05
H1 `06

- Increase in operating profit q-o-q 2006 mainly results from new credits with high up-front fees as well as dividends received in Q2
- Positive development y-o-y due to a more friendly market environment

Agenda

1. Mittelstand Bank structure of enlarged segment

2. Mittelstand Bank Germany on a track to become "The best nationwide bank for corporate customers"

3. Eastern Europe complemented by Promsvyazbank and Asia Pacific

4. Financial Institutions as enlargement of Mittelstand Bank segment

5. **Outlook**

We continue our value driven strategy

Op. RoE Mittelstand Segment


> 20%
> 17%
2006
2008

- We will reach our 2007 RoE target already this year
- Our growth initiatives based on an enhanced equity management will further drive our RoE
- Continuing of our "Move to the Top" programme to keep the position of German`s best nationwide bank for Mittelstand
- We expect our RoE in 2008 to be above 20%

COMMERZBANK



For more information, please contact:

Jürgen Ackermann (Head of IR)
P: +49 69 136 22338
M: juergen.ackermann@commerzbank.com

Sandra Büschken (Deputy Head of IR)
P: +49 69 136 23617
M: sandra.bueschken@commerzbank.com

www.commerzbank.com/ir

Ute Heiserer-Jäckel
P: +49 69 136 41874
M: ute.heiserer-jaeckel@commerzbank.com

Simone Nuxoll
P: +49 69 136 45660
M: simone.nuxoll@commerzbank.com

Andrea Flügel (Secretary)
P: +49 69 136 22255
M: andrea.fluegel@commerzbank.com

Interoffice Memo

Date: 9/18/2006

To: File **DRAFT**

From: Terrence Sweeney

RE: CBNY - Eurohypo Treasury Activities Integration

On September 13, 2006, Steven Troyer, Deepa Keswani and I met with Michael Purdy, the Treasurer of Commerzbank AG, New York Branch ("CBNY"), to discuss the above-referenced matter. The following issues were raised:

1. Mr. Purdy first described the current arrangement with Eurohypo. Basically, Eurohypo informs Commerzbank of its daily unsecured funding requirements. We then go out in the marketplace and engage in treasury transactions for Eurohypo to meet its daily unsecured funding requirements. (Our Treasury Department, of course, continues to handle asset/liability management for the Branch). I wish to emphasize that we are not acting as an agent for Eurohypo in the marketplace, but rather, we are a direct counterparty to those entities with which we are doing business. Upon completion of our activities, money is then on-lent to Eurohypo.

2. Mr. Purdy emphasized that at this point in time, CBNY has no involvement in Eurohypo's conduit, Times Square LLC. This conduit is managed solely by the Eurohypo treasury people.

3. Discussions had previously taken place regarding the ability of CBNY to use certain Eurohypo assets as collateral security to cover overdrafts at the Fed. Mr. Purdy was advised that this was not possible since the assets to be pledged at the Fed would not be owned by us, but rather, by Eurohypo. It is my understanding that Mr. Purdy has received a similar answer from other people here at Commerzbank.

4. I asked Mr. Purdy if CBNY was involved in the end of the day's "sweeping" of dollar accounts for Eurohypo. According to Mr. Purdy, Eurohypo was using Deutsche Bank for this type of transaction although he indicated that he was hopeful of moving this business into the New York Branch.

5. Mr. Troyer made several inquiries regarding the fees to be paid by Eurohypo, if any, for the services, and whether, in particular, we were including our commission in connection with funds sent to Eurohypo to meet their funding requirements. Mr. Purdy indicated that Eurohypo was receiving our "cost of funds" rate which is a rate we offer to all Commerzbank branches and subsidiaries.

6. The question was raised regarding the possibility of simply shutting down in its entirety Eurohypo's treasury department and having our branch assume all such requirements. Mr.

SEC File No.
082-02523

CIK 0000852933

COMMERZBANK



| investors' day |

RISK MANAGEMENT: REGULATORY COMPLIANCE (BASEL II) AND ITS IMPACT ON OVERALL BANK MANAGEMENT

Frankfurt, September 21, 2006

Wolfgang Hartman
Member of the Board of Managing Director

/ Disclaimer

All presentations shown at Investors' Day contain **pro forma results for Q1 2006 and Q1-Q4 2005** to fully reflect the integration effect of Eurohypo. The pro forma results include Eurohypo results as if integrated as from January 1st, 2005 (incl. full refinancing costs), capital increase as if carried out before January 2005 (instead of November 2005) and issue of hybrid capital as if it took place before January 2005 (instead of March 2006). It shows segments' quarterly results in the new Group structure and segments' equity employed based on new calculation method.

This presentation has been prepared and issued by Commerzbank AG. This publication is intended for professional and institutional investors.

Any information in this presentation is based on data obtained from sources considered to be reliable, but no representations or guarantees are made by Commerzbank Group with regard to the accuracy of the data. The opinions and estimates contained herein constitute our best judgement at this date and time, and are subject to change without notice. This presentation is for information purposes; it is not intended to be and should not be construed as an offer or solicitation to acquire, or dispose of any of the securities or issues mentioned in this presentation.

Commerzbank AG and/or its subsidiaries and/or affiliates (herein described as Commerzbank Group) may use the information in this presentation prior to its publication to its customers. Commerzbank Group or its employees may also own or build positions or trade in any such securities, issues, and derivatives thereon and may also sell them whenever considered appropriate. Commerzbank Group may also provide banking or other advisory services to interested parties.

Commerzbank Group accepts no responsibility or liability whatsoever for any expense, loss or damages arising out of, or in any way connected with, the use of all or any part of this presentation.

Copies of this document are available upon request or can be downloaded from
www.commerzbank.com/aktionaere/index.html

/ Agenda

I. **Eurohypo Integration**

II. Basel II effects on:
- Regulatory Capital
- IFRS accounting / risk provisioning

III. Efficiency & Excellence

/ Eurohypo's risk management integration completed

1. **Aggregated portfolio: the new figures**

2. Integrated structure: staff, organization, authorities, methods & applications

I. Eurohypo Integration

3. Due Diligence of Eurohypo portfolio

4. Integrated Default Portfolio

/ Aggregated portfolio: doubled lending volume ... ... but better diversified portfolio with improved risk indicators

Exposure at default*
(thereof lending volume)
in € bn


570
342
162
228
157
319
CB - old -
Eurohypo
CB - new -

Expected loss
in € m


1,030
690
340
CB - old -
Eurohypo
CB - new -

Economic capital (UL)
in € bn


9.7
8.8
2.8
CB - old -
Eurohypo
CB - new -

Bulk risks
(ECap > € 20m)
(number of exposures)


12
4
6
CB - old -
Eurohypo
CB - new -

* Exposure at Default (EaD) = lending volume plus securities, trading exposure, money market, repos, guarantees etc.

figures as of 06/2006

/ Economic capital: Increased focus on Credit Risk

before: market risk of Eurohypo participation (€1.0bn)
now: credit risk of single loan positions on consolidated basis

Economic Capital calculated on consistent confidence level 99.95% (CB target rating A1/A+) holding period 1 year

Total Economic Capital	Credit Risk	Market Risk	Operational Risk	Business Risk	
8.8	4.1	3.2	1.0	0.5	former Commerzbank Group
9.7	5.6	2.4	1.1	0.6	new Commerzbank Group
→ + 0.9	+ 1.5	- 0.8	+ 0.1	+ 0.1	change due to Eurohypo
2.8	2.6	0.1	0.1	-	former Eurohypo

figures in € bn

The overall Economic Capital increased only by €0.9bn (compared to Eurohypo stand alone of €2.8bn) due to the increased diversification after Eurohypo integration.

/ Integration of Eurohypo credit portfolios into the segments of Commerzbank Group

Figures as of 06/06	Retail / Asset Management	Mittelstand[3]	Corporates & Markets[3]	Commercial Real Estate	Public Finance/ Treasury[3]	Total
Exposure (EaD; € bn) [1]	78	92	97	84	219	570
- thereof Trading Book (€ bn) [4]	1	3	40	-	12	56
- thereof in Germany	~ 90%	~ 70%	~ 40%	~ 60%	~ 65%	~ 65%
- thereof Eurohypo	~ 40%	0%	0%	~ 90%	~ 55%	~ 40%
Investment Grade [2]	68%	70%	91%	75%	97%	86%
Probability of Default (PD)	1.89%	1.03%	0.47%	0.69%	0.05%	0.80%
Expected Loss (EL; € m)	320	268	135	290	12	1,025
Expected Loss (EL; in %)	0.41%	0.29%	0.14%	0.29%	0.01%	0.18%
net-LLP quota 2005	0.40%	0.25%	-0.03%	0.43%	0.00%	0.15%
Credit Value at Risk (CVaR; € m)	1,025	1,455	1,023	1,914	150	5,567

[1] EaD = lending volume plus securities, trading exposure, money market, repos, guarantees etc.

[2] EL rating < 3.0 [3] incl. Financial Institutions with EaD of €102bn

[4] Defaults within trading book are calculated as mark-to-market and are not part of LLP

/ Market Risk: Only minor effects due to Eurohypo integration

Value at Risk
(overnight, confidence level 97.5%; in € m)


61
2
63
pre-merger Commerzbank
Eurohypo
Commerzbank

Risk Allocation per Asset Class
(excl. participations)

	12/2005	06/2006
Interest Rates	43%	49%
Credit Spreads	43%	36%
Equities	12%	12%
Foreign Exchange	2%	3%

Stresstests by risk types
in € m

		pre-merger Commerzbank	Eurohypo	Commerzbank
Foreign Exchange	(USD 10% up)	-18	+2	-16
Interest Rates	(100bps parallel up)	-116	-19	-135
Equities	(Equities 10% down)	-348	0	-348
Credit Spreads	(Flight to quality)	-149	-39*	-188

* incl. cover pool assets of Eurohypo

- **Group wide application of Commerzbank´s internal model for market risk**
- **Appropriateness of internal Model again confirmed in 2006 by external BaFin audit**

figures as of June 2006

/ Eurohypo's risk management integration completed

1. Aggregated portfolio: the new figures

2. Integrated structure: staff, organization, authorities, methods & applications

I. Eurohypo Integration

3. Due Diligence of Eurohypo portfolio

4. Integrated Default Portfolio

/ Organisation Risk Management and Control after integration of Eurohypo


Board of Managing Directors (BoMD)
Chairman: Müller
Risk Committee of Supervisory Board
Chairman: Kohlhaussen
Chief Risk Officer (CRO)
Hartmann
Group Management
PCAM
CIB
CRE/Public Finance
Group Risk Control
Bürger
Headcount: ca. 250
Credit Line Function
Schuh (CCO; interim)
Target
Headcount: ca. 400
Credit Line Function
Schmid (CCO)
Headcount: ca. 1,000
Credit Line Function
Schuh (CCO)
Headcount: ca. 400

- Transparent set up of Risk Management with clearly defined responsibilities on group wide basis.
- Key people of Eurohypo integrated in Commerzbank Group and play an important role in the new risk management organisation.
- New department for Retail Credit (ZRK) responsible for all credit operations separate from credit line function for private customers (ZCP).
- Separate work out function within all three credit lines headed by Chief Intensive Treatment Officers

/ Consistent group wide authorities of Commerzbank committees

Risk Committee of Supervisory Board

Board of Managing Directors

Credit Committee
(incl. voting for all Board decisions on Credit Risk)

4 central Sub-Credit Committees: Corporates,
FI/Sovereigns, Real Estate, Private Customers

Regional sub-credit committees and
high level 2 pair of eyes scrutiny



Credit Committee
- Chair: CRO
- CCO
- Board member business
- Business head

Sub-Credit Committee
- Chair: CCO
- Senior Credit Officer
- Business Head
- Regional Head

- One competence scheme fits all portfolios.
- Committee structure on all decision levels with clear rating based authorities. Decisions of the credit line function can not be overruled by the business side.
- All committees with notable lending authorities and the responsibility for monitoring of credit risk strategy.

/ Integrated risk strategy implemented since March 2006 e.g. Credit Risk:

steering levels + dimensions

levels

- Commerzbank Group
- Segments / divisions
- Default portfolio

dimensions

- Bulks
- Countries
- Industries
- Target groups
- Special products / portfolios

Key parameters

capital & revenues

- Regulatory capital / RoE
- Economic capital (UL) / RoRaC
- Risk appetite *

Exposure / structure / quality

- Exposure at Default (EaD)
- Expected Loss (EL)
- Probability of Default (average PD)

- Run rate LLP **
- Work-out result ***
- Default Portfolio

- **The risk strategy is the key instrument for portfolio risk management.**
- **Optimising qualitative and quantitative risk issues**
- **Coverage of all substantial risks**

* 5 to 10 years volatility of EL vs. operating profit ** llps on new default cases *** net llp on old default cases

/ Methods & applications

Comparable risk transparency in the overall credit process ensured by

Group wide methodology, e.g.

- State-of-the-art Probability of Default (PD)/Loss Given Default (LGD) driven rating architecture
- Each type of portfolio is rated by unique approach
- One division spanning and time consistent rating master scale

Group wide risk management-database, e.g.

- Single-point-of-truth architecture
- Basis for stress tests and portfolio simulations
- Built-in monitoring and validation tools

Group wide policies and reporting, e.g.

- Coordinated framework for policies, manuals, authority levels and measurement/controlling

- **All major components are in place**
- **Alignment of remaining differences in progress**

/ Eurohypo's risk management integration completed

1. Aggregated portfolio: the new figures

2. Integrated structure: staff, organization, authorities, methods & applications

I. Eurohypo Integration

3. Due Diligence of Eurohypo portfolio

4. Integrated Default Portfolio

/ Due diligence of Eurohypo loan book for real estate (I)

Starting point:

- Commerzbank as a shareholder knew the Eurohypo portfolio in general.
- We conducted a **detailed** due diligence after the purchase.

Approach:

- A team of risk management specialists of Commerzbank was mandated to perform a detailed analysis of the portfolio.
- Based on a representative sample of CRE and retail properties a value analysis was conducted by leading real estate appraisal companies (e.g. CB Richard Ellis, ATIS Real, Cushman & Wakefield).
- The systematic analysis of the retail portfolio in context of the retail credit management project is in progress.
- In addition, there was an audit according to § 44 KWG (German banking act) by BaFin in the context of MaRisk compliance (conducted by BDO).

/ Due diligence of Eurohypo loan book for real estate (II)

Results:

The analysis of the representative sample confirmed the adequacy of risk coverage in Commercial Real Estate (CRE).

The review of the default portfolio CRE only resulted in a minor requirement of additional loan loss provisions which is covered by the Eurohypo loan loss provisions budget.

The BaFin audit according to § 44 KWG resulted without important objections. The auditor approved the adequacy of the credit processes.

Harmonisation of risk provisioning for retail is needed due to quite different provisioning policies in Commerzbank and Eurohypo. According to our conservative approach we decided to implement the most conservative methods of both banks which leads to a one off in 2006.

/ Retail: Harmonisation of parameters and portfolio review

Enhanced scoring systems especially for real estate financing were the basis for a qualified portfolio review on a joint basis

Based on the new systems and the Basel II validation of LGD and Recovery Rates there was a complete review of inventory, new business and the actual portfolio.

The entire problem loan portfolio was critically reviewed by different checks based on the new Basel II parameters and other relevant portfolio criteria (e.g. aging)

All results have been immediately integrated in steering processes and pricing tools.

➔ **The results of the parameter and portfolio review affects the valuation of the loan portfolio of the entire Group: The result is a one off in the LLP which will be completely considered in the second half of the year.**

Eurohypo's risk management integration completed

1. Aggregated portfolio: the new figures

2. Integrated structure: staff, organization, authorities, methods & applications

I. Eurohypo Integration

3. Due Diligence of Eurohypo portfolio

4. **Integrated Default Portfolio**

/ Harmonisation of problem loan definition – effects on default exposure and coverage ratios

in € bn



Problem loans (performing and non-performing)
- Non-performing loans (CB)
- non-accrual loans (EH)
Loan-loss provision
Country LLP + General provision
Collateral
10.2
10.9
Coverage 107%
EH
4.5
7.5
CB
5.7
0.5
2.9
12/2005
old definition
NPL/non-accrual
12.8
12.3
Coverage 96%
7.5
0.5
4.3
06/2006
new definition
problem loans



7.0
6.6
Coverage 94%
4.7
0.4
1.5
thereof Commerzbank
5.8
5.7
Coverage 98%
2.8
0.1
2.8
thereof Eurohypo

coverage ratios default portfolio

	old	new
incl. collateral	107%	96%
excl. collateral	78%	63%
default ratio based on EaD	1.8%	2.2%
default ratio based on lending volume	3.1%	4.0%

➔ After harmonisation and the inclusion of performing problem loans the conservative approach of Commerzbank with a coverage ratio of 96% is confirmed. The benchmarking shows above average coverage for new Commerzbank Group.

/ Breakdown on target groups: strong coverage in all segments



Retail
in € bn
3.6
3.4
Coverage 95%
2.1
0.1
1.2
default ratio based on EaD 5.2%
Corporates
in € bn
4.1
3.8
Coverage 94%
2.8
0.3
0.7
default ratio based on EaD 2.2%
Commercial Real Estate
in € bn
5.1
5.1
Coverage 99%
2.6
0.1
2.4
default ratio based on EaD 6.8%

figures as of June 2006

Performing and Non-performing problem loans | Loan-loss provision | General provisions (incl. Country LLP) | Collateral

- The different coverage levels reflect the expected recovery rates.
- Due to the fact that half of the Corporate portfolio consists of performing problem loans coverage ratio is slightly lower.
- The collateral values of CRE are confirmed by Due Diligence.
- Collateral value of retail under recalibration.

/ Agenda

I. Eurohypo integration

II. Basel II effects on:

- **Regulatory capital**
- **IFRS accounting / risk provisioning**

III. Efficiency & Excellence

/ Basel II impact on overall bank management

1. **Implementation certification**

Effect on regulatory capital **2.**

II. Basel II compliance

3. Scope of Basel II and implications for the business strategy

Harmonisation of loan loss provisioning **4.**

/ Maximum benefit by implementation of the most advanced approaches for credit and operational risk

Group wide Basel II Approaches

- Credit Risk → Advanced Internal Rating based Approach (AIRB)
- Operational Risk → Advanced Measurement Approach (AMA)

Rating systems with high discriminatory power provided by our Basel II project are the basis for:

- **risk based authorities and process management**
- **improved business selection based on risk/return aspects**
- **avoidance of strategic risks**

and allow in particular for reduction of the overall regulatory capital charge.

/ Basel II: Certification of AIRB approach on-track

Coverage of AIRB in Commerzbank Group
(based on exposure)



94 %
86 %
70 %
56 %
4
3
2
1
Increased coverage including Eurohypo
regulatory minimum AIRB coverage
50%
Oct '06
2006
2007
2008
2009

1
- Group corporate ratings incl. specialized finance
- Group bank ratings
- Group commercial real estate ratings

2
- Group retail ratings

3
- Group public finance ratings (incl. sovereigns) and special portfolios (e.g. shipping)

4
- Rest of CB Group (e.g. BRE Bank)

- High AIRB coverage of 86% already in 2007 (regulatory requirement only 50%)
- Coverage of more than the required 92% to be achieved end of 2009 (regulatory requirement in 2013)

/ Basel II impact on overall bank management

1. Implementation certification

2. Effect on regulatory capital

II. Basel II compliance

3. Scope of Basel II and implications for the business strategy

4. Harmonisation of loan loss provisioning

/Basel II: First German bank in the approval process for the advanced measurement approach (AMA) for operational risk

AMA model leads to significant reduction of regulatory capital:

- **Advantage of ca. € 250m** over less advanced Basel-II approaches
- Only in AMA **future** OpRisk improvements will lead to further **reduction** of capital charge
- **Detailed OpRisk analysis** based on data and model results supports **active OpRisk management**


~ € 1,000m
~ € 750m
Standardized approach
AMA

- **First part of the BaFin certification process successfully finished in July**
- **Capital charge in the advanced measurement approach is significantly lower compared to the standardized approach**

/ Basel II: trends for the capital charge

tied-up capital in € m	operating ROE 06/2006*	tied-up equity 06/2006*	**Outlook** expected capital charge
Retail Banking & Asset Management	16.6%	2,787	↘
Mittelstand	18.9%	3,103	→
Corporates & Markets	27.0%	2,565	→
Commercial Real Estate	13.7%	2,221	↘
Public Finance & Treasury	33.1%	1,062	→
Others & Consolidation	-	599**	→
Effect of first adoption (AIRB)	**26.9%**	**12,337**	→
Operational Risk (AMA)	-	-	ca. 750 ↑
Total (AIRB & AMA) ***	**26.9%**	**12,337**	→

* figures and definitions according to interim report 06/ 2006 (based on investor capital)
** grandfathering for participations: capital charge + 6%; before deduction of minority financial participations
*** floor in 2008: 90%, floor in 2009: 80% of current Grundsatz I

➔

- **Based on current results the AIRB approach is the most favourable Basel II approach for Commerzbank.**
- **Even under consideration of operational risk the overall capital charge will be lower compared to the current principle I.**

/Basel II impact on overall bank management

1. Implementation certification

2. Effect on regulatory capital

II. Basel II compliance

3. Scope of Basel II and implications for the business strategy

4. Harmonisation of loan loss provisioning

Scope of the Basel II project is not only being compliant with regulatory requirements ...


Commerzbank
bank steering
business-/process optimisation
Rating Methods
Being the Benchmark
Equity
regulatory requirements
Basel II
MaRisk
Pillar II / III
Econ. Capital
main internal steering instrument
Loan loss provisions
IFRS
Pricing
pre-calculation tools
(e.g. value manager)
Processes
Etec
Retail
Credit
Basel II parameters
PD / LGD / WGF / CCF

➔ ... but also and in particular value creation for the bank

Basel II: implications for the business strategy (incl. EH) based on current portfolio

Overall business strategy of Commerzbank confirmed

Developing new products and entering new markets will become more expensive for banks due to increased data collection requirements and rating generation time frame

State of the art risk parameters (PD, LGD) are essential for structured finance; slotting approach is not competetive

Detailed detection of value-burning exposures, sub portfolios, product lines etc., e.g.

- no more backup facilities without proper charge
- long maturities require adequate collateral

Booking in trading book and securitisation is preferable for certain types of financing, e.g. Mezzanine

/ Basel II impact on overall bank management

1. Implementation certification

2. Scope of Basel II and implications for the business strategy

II. Basel II compliance

3. Effect on regulatory capital and business selection

4. Harmonisation of loan loss provisioning

/ Basel II/IFRS: harmonisation of parameters


LLPs* according to IFRS
Basel II parameters
Impact on Equity and P&L
Port LLP
G LLP
S LLP
PD
LGD
EAD
CCF**
Default definition
PD/LGD estimation
LIP factor ***
work-out performance

* Portfolio LLP; General LLP; Specific LLP ** Credit Conversion Factor *** Loss Identification Period

- The adequacy of loan loss provisions is evaluated based on Basel II parameters, therefore it is essential to have one single set of parameters for all purposes.
- The overall effect will be validated until Q3 / 2007. Based on first estimations we expect an adjustment of the loan loss provisions.

/ Development of loan loss provisions and operating profit



Operating Profit
in € m
Δ 2002 vs. 2005
Operating profit before loan loss provisions
+ €824m
Operating profit
+ €1,525m
1,459
LLP 1,267
192
1,643
LLP 1,084
559
1,847
LLP 836
1,011
2,283
LLP 566
1,717
2,862
LLP 832*
2,030
2002
2003
2004
2005
pro forma 2005 (incl. Eurohypo)

* considering €35m Eurohypo guarantees

➔ **Risk Management has been a main contributor to the turnaround and continues to lead the transition towards modern risk-adjusted capital management.**

/ German environment: corporates - easing of tension, retail - increasing insolvencies, CRE - low point behind

Insolvencies corporates (in thousand)


32.3
37.6
39.3
39.2
36.8
ca. 34
2001
2002
2003
2004
2005
2006

Insolvencies private customers (in thousand)


up to 140
17.0
46.8
61.4
79.1
99.7
2001
2002
2003
2004
2005
2006

Market default rates (in %)


1.97
2.42
2.48
2.3
2.16
1.47
2.05
1.74
1.67
1.49
1.16
1.49
1.38
1.03
0.99
0.70
1.00
0.73
0.65
0.38
2001
2002
2003
2004
2005
2006
turnover: € 2.5 - 7.5m
€ 7.5 - 25m
€ 25 - 50m
> € 50m

Office rent (price indices)


121
100
97
103
90
87
85
82
84
90
81
82
77
72
70
70
73
71
67
64
69
2001
2002
2003
2004
2005
2006
Office rent:
London
Paris
Madrid
Frankfurt

/ Group loan loss provisions incl. Eurohypo: net LLP 2005, 2006 budget and 2006 forecast

Group LLP
in € m



Q1 Eurohypo at-equity: ca. €630m
867 *
896 **
ca. 700 **
326
CB: 130
EH: 196
33
310
CB: 205
EH: 105
229
- 31
230
CB: 15
EH: 215
31
287
CB: 222
EH: 65
303
45
ca. 210
ca. 320
ca. 170
2005
Budget 2006
Current Forecast
pro forma incl. Eurohypo

Highlights:
- Decrease of Group run rate
- Current forecast significantly below budget
  - CRE of pre-merger Commerzbank completely adjusted
  - Eurohypo in line with budget
  - Very good LLP results for Mittelstand and Corporates & Markets (run rate + work out performance)
  - Retail LLPs increased in a challenging environment

- Commercial Real Estate
- Public Finance & Treasury
- Private and Business Customers
- Mittelstand
- Corporates & Markets

* excl. €35m Eurohypo guarantees

** figures incl. €71m for Q1 of Eurohypo (not considered in the P&L due to at-equity consolidation in Q1) current forecast without Q1 of Eurohypo amounts to ca. €630m

Impact of harmonisation of provisioning standards and methodology changes (Basel II/IFRS) on Group LLP figures - One offs

Group LLP
in € m


Q1 Eurohypo at-equity: below €930m
below 1,000
below 900
867
896
ca. 700
ca. 700
ca. 700
net LLP ratio* 0.15%
net LLP ratio* 0.16%
net LLP ratio* ≤ 0.16%
net LLP ratio* ≤ 0.16%
2005
Budget 2006
Forecast 2006
Forecast 2007
Target 2008
pro forma incl. Eurohypo

* based on EaD

Impact of one offs in 2006/2007

- harmonisation of provisioning standards in retail business (joint platform) completely shown in 2006 (see Chart 15)
- Influence of Basel II parameters on IFRS credit valuation (mostly general LLP for performing loan book) shown after final valuation in 2007 (see Chart 30)
- Based on a stable economic environment and unchanged Commerzbank Group our target for 2008 is a overall figure of € 700m

➔ Harmonisation and proactive implementation of a state of the art calculation methods for an advanced evaluation of loan loss provisions for all portfolios of Commerzbank Group.

/ Agenda

I. Eurohypo integration

II. Basel II effects on:
- Regulatory capital
- IFRS accounting / risk provisioning

III. Efficiency & Excellence

/ Efficiency & Excellence

1. Efficiency: project for corporates

2. Efficiency: project retail credit

III. Efficiency & Excellence

3. Excellence: Management by anticipation

4. Excellence: Integrated Risk Management

/ Efficient credit processes corporates (project etec)

Cost Cutting €50m
(thereof €25m reinvested in Marketing)
Reduction of staff
-200 FTE
(further 200 FTE reallocated)

etec: End-to-End-Optimisation of Productivity

Batch-Driven Concept instead of type of client approach

Innovation-Leadership: rating oriented analysis, defined credit process types, workflow management tool in preparation

Cost-Leadership in Credit Business in Europe (according to McKinsey)

1.	*Process „Basis":* Decision close to market	Up to T€ 750 decision by Relationship Manager based on „rating navigator"
2.	*Process „Plus-/Premium":* Concentration Credit Offices	Concentration of operative credit function in 6 locations in Germany
3.	*Process „Special":* Centralisation	Centralisation of Special-Know How (LBO SE&TS, Project-Finance, Shipping etc.)

Efficient credit processes retail (retail credit project)

retail credit: separation in three functions (credit origination, administration, risk management) with clearly defined responsibilities

"Loan-Factory"-concept with administration along pre-defined "production lines"

8

Cost cutting > €38m
(starting FY2008)
Reduction of staff
- 450 FTE -
and funding/ admin. costs

Enhancement of workflow oriented and scoring based credit processes

Improved risk management methods and systems

Risk Management: scoring based traffic light system (credit officers only for yellow zone); work out separated and professionalised

1. *Geographic concentration:* Concentration Credit Offices	Concentration along "production lines" in only few locations in Germany
2. *Specialisation:* Clearly defined responsibilities	Specialisation leads to higher efficiency by learning curve and scale economies
3. Focused steering and segregation along defined portfolio-parameters	High profile scoring systems with continuous expert-validation

/ Risk Management by anticipation


Enhanced business selection & portfolio handling; improved capital management
4.
1.
Improvement of market competence (i.e. economic forecasts for countries, sectors, markets)
Advanced and more realistic stress testing
Anticipation
3.
Forecast of risk parameter (PD/LGD and volatility, speed & directions of change)
2.

Historical validation is the basis for clear objectives in the future

/ Integrated Risk Management



4.
Increased disclosure and communication requirements
1.
Increased impact of risk management in overall bank steering
Integration
Convergence of approaches for Market and Credit Risk
3.
Integrated stress and scenario analysis
2.

Professional combination of expert knowledge and methodology skills is the basis for future success

COMMERZBANK



For more information, please contact:

Jürgen Ackermann (Head of IR)
P: +49 69 136 22338
M: juergen.ackermann@commerzbank.com

Sandra Büschken (Deputy Head of IR)
P: +49 69 136 23617
M: sandra.bueschken@commerzbank.com

www.commerzbank.com/ir

Ute Heiserer-Jäckel
P: +49 69 136 41874
M: ute.heiserer-jaeckel@commerzbank.com

Simone Nuxoll
P: +49 69 136 45660
M: simone.nuxoll@commerzbank.com

Andrea Flügel (Secretary)
P: +49 69 136 22255
M: andrea.fluegel@commerzbank.com

SEC File No.
082-02523

CIK 0000852933

COMMERZBANK



| investors´ day |

PRIVATE & BUSINESS CUSTOMERS/ASSET MANAGEMENT: FOCUSED INVESTMENTS

Frankfurt September 21, 2006

Achim Kasso
Member of the Board of Managing Directo

/ Disclaimer

All presentations shown at Investors' Day contain **pro forma results for Q1 2006 and Q1-Q4 2005** to fully reflect the integration effect of Eurohypo. The pro forma results include Eurohypo results as if integrated as from January 1st, 2005 (incl. full refinancing costs), capital increase as if carried out before January 2005 (instead of November 2005) and issue of hybrid capital as if it took place before January 2005 (instead of March 2006). It shows segments' quarterly results in the new Group structure and segments' equity employed based on new calculation method.

This presentation has been prepared and issued by Commerzbank AG. This publication is intended for professional and institutional investors.

Any information in this presentation is based on data obtained from sources considered to be reliable, but no representations or guarantees are made by Commerzbank Group with regard to the accuracy of the data. The opinions and estimates contained herein constitute our best judgement at this date and time, and are subject to change without notice. This presentation is for information purposes; it is not intended to be and should not be construed as an offer or solicitation to acquire, or dispose of any of the securities or issues mentioned in this presentation.

Commerzbank AG and/or its subsidiaries and/or affiliates (herein described as Commerzbank Group) may use the information in this presentation prior to its publication to its customers. Commerzbank Group or its employees may also own or build positions or trade in any such securities, issues, and derivatives thereon and may also sell them whenever considered appropriate. Commerzbank Group may also provide banking or other advisory services to interested parties.

Commerzbank Group accepts no responsibility or liability whatsoever for any expense, loss or damages arising out of, or in any way connected with, the use of all or any part of this presentation.

Copies of this document are available upon request or can be downloaded from
www.commerzbank.com/aktionaere/index.html

/ Private and Business Customers and Asset Management divisions focus on affluent customers in Germany

		Market Dynamics	Position / USP	Strategic Program
DISTRIBUTION	**Branch business** COMMERZBANK	• Asset gathering with above-market growth (>6% p.a.) • Intensive price competition in standard products	• No. 4 in German branch business • Best bank for sophisticated private customers seeking superior advice in investment, old-age provision and home loans	**Leverage Platform** • Sustained growth in core target groups Private Banking, Business Customers, Upper Retail and Affluents • Further improvement of branch cost efficiency
	Direct Banking .comdirect	• Digital transformation of customer relationships as mega-trend: growth in online banking >10% p.a. • Increasing competition by incumbent branch banks through multichannel approach	• Leading direct bank for modern affluents: No. 1 B2C online broker, top in online banking, quality leader in IFA-provided advisory • Superior value for money	**Grow Customer Base** • Further growth in banking, esp. in current accounts, short-term deposits • Strengthen best-in-class brokerage position
PRODUCTION	**Asset Management** cominvest COMMERZ GRUNDBESITZ	• ~9% AuM growth p.a. in German asset-management market • Growing competition from domestic and foreign Asset Managers	• No. 5 in German AM with €65bn AuM • Active return in core asset classes European bonds, equities & real estate; Leadership in innovation	**Grow Asset Base** • Growth programme "Alpha" to invest €100m over next 5 years (esp. to strengthen sales, product quality and innovation) with target of €100bn AuM until 2011 • Diversification of investment platforms of CGG
	Retail credit COMMERZBANK & EURO HYPO	• 2-3% growth p.a. in private home loans • Increasing price competition especially for "good" risks • Aggressive direct banking players	• No. 1 in retail credit with overall loan portfolio of roughly €70bn and No. 2 in home loans with €50bn • High service combined with competitive prices for defined target customers	**Increase Profitability** • Optimized credit processing via new platform • Risk-return oriented credit portfolio management • Focus on more sophisticated risk-adjusted pricing

/ Affluent segment registers above-average market share



Structure of population and customer base
Market share
Share of revenue
69%
26%
5%
45%
29%
26%
Population Germany
Customer base
~ 2–3%
~ 3–4%
~ 7–8%
26%
47%
27%
Personal net income per month
Retail (< €1,500)
Upper Retail (€1,500-3,000)
Mass Affluents (> €3,000)

Source: FMDS 2005

/ Affluents have significantly higher customer lifetime value – positive shift in Commerzbank's customer base



Revenue per customer (2005)
in €
262
412
743
Duration of relationship*
in years
6.8
8.5
8.8
Growth in customer base (H1'06
in %*
-1,6
+0.5
+3.1
* Branch business
* Annualized
Retail
Upper Retail
Mass Affluents

/ Agenda

1. **Private and Business Customers – new game with larger book**

2. Asset Management – growing with Group's core businesses

/ PBC: profitability diluted by integration of Eurohypo

Operating profit
in € m


Oper. RoE
2005
14.9%
9.5%
Oper. RoE
H1 2006**
14.8%
11.5%
69
78
84
79
80
74
49
6
111*
90
52
Q1/05
Q2/05
Q3/05
Q4/05
Q1/06
Q2/06

	Q1/05		Q2/05		Q3/05		Q4/05		Q1/06		Q2/06
Av. Equity in € bn	1.90	**2.53**	1.90	**2.51**	1.91	**2.50**	1.95	**2.50**	1.96	**2.48**	**2.46**

■ **Pro Forma Q1/05 - Q1/06, including EH retail business**
As reported

* Restatement new Group structure
** Annualized

/ Solid revenues – costs as an permanent issue



Revenues
in € m, before provision
536
591
545
598
559
610
566
583
618
643
596
LLP
in € m
46
66
46
70
46
73
67
93
55
74
73
Operating expenses
in € m
421
447
415
449
433
463
450
484
452
479
471
Pro Forma Q1/05 - Q1/06
As reported
Q1/05
Q2/05
Q3/05
Q4/05
Q1/06
Q2/06

- Revenues 12% up on previous year H1 by exceptionally strong Q1 2006 in securities business, stabilized lending and optimisation of deposit revenues
- Q4 2005 of Eurohypo with extraordinary write-off of €30m for Delphi investment

- Challenging risk environment due to increasing level of private insolvencies

- Y-o-Y increase in operating expenses driven by higher performance related personnel expenses and pension commitments
- Investment in growth initiatives according to plan

/ Lending gathers momentum: fixed-interest home loans



New business
in € m
762
1,103
1,264
2,049
1,454
1,585
Overall portfolio
in € bn
50.6
50.6
50.1
49.9
49.3
48.6
28.5
28.1
27.5
27.1
26.4
25.8
22.1
22.5
22.6
22.8
22.9
22.8
Average margin
in %
0.86
0.79
0.83
0.78
0.85
0.78
0.90
0.78
0.94
0.79
0.96
0.76
Q1/05
Q2/05
Q3/05
Q4/05
Q1/06
Q2/06
Business passed on*
Eurohypo
Commerzbank

- New business 57% up on previous year in H1 2006
- Improved product features (e.g. extra-ordinary repayment option, forward loans, 30-year fixed interest period)
- Sales additionally boosted by special contingents (special interest rates)

- Commerzbank's loan book stabilized by new business replacing expiring loans
- Eurohypo's book contracting

- Commerzbank increases margin by extending margin for loan prolongation, expiry of existing low-margin business and ongoing effect of introduction of risk-adjusted pricing
- Eurohypo with stable margins while improving quality of newly generated business

/ Lending gathers momentum: consumer credits


New business
in € m
129
180
180
98
170
163
Overall portfolio
in € m
937
979
1,009
1,055
1,059
1,093
Average margin
in %
5.56
5.70
5.92
5.96
5.97
6.01
Q1/05
Q2/05
Q3/05
Q4/05
Q1/06
Q2/06

- Product innovation "Flexicard" (truely revolving credit card): launched in Q2 2005
- Sales promotion on an all-year-round rather than a seasonal basis

- Ongoing positive effect of introduction of risk-adjusted pricing

/ Customer assets grow

Customers´ assets*
in € bn



94
94
97
97
102
102

- Customers' assets 9% higher than in H1 2005
- More assets held in custody accounts
- Deposits recede by active management of special-interest offers

Margins on deposits
in %



1.02
1.05
1.18
1.38
1.40
1.47

- High special interest-rate tranches reduced to market level
- Rising interest-rate level

Margins on securities
in %



1.33
1.32
1.28
1.20
1.61
1.30
Q1/05
Q2/05
Q3/05
Q4/05
Q1/06
Q2/06

- Capital markets more settled: margin returns to a stable level

* Custody accounts (securities) and deposits (demand, time, savings)

/ Forecast 2006: Profitability down due to higher LLPs



Revenues before LLPs
in € m
1,081 1,189
2,206 2,382
1,214 1,239
2,400-2,440 2,430-2,470
LLPs
in € m
92 136
205 302
128 147
~300 ~320
Operating expenses
in € m
836 896
1,719 1,843
923 950
1,860-1,900 1,890-1,930
Pro Forma Q1/05 - Q1/06
As reported
H1/05
2005
H1/06
2006p

- High net commission income in H1 2006 mainly due to exceptional securities business in Q1

- Before one-off due to harmonization of provisioning standards Commerzbank/Eurohypo

- Higher costs of current pension commitments and RoE-dependent group bonus
- Investment in growth initiatives according to plan

	H1/05		2005		H1/06		2006p	
Operating profit, in € m	153	157	282	237	163	142	230-240	210-220
CIR, in %	77.3	75.4	77.9	77.4	76.0	76.7	77-78	78-79
Op. RoE, in %*	16.3	12.5	14.9	9.4	14.8	11.5	~10	8-9
Av. equity, in € m	1,881	2,517	1,891	2,503	2,206**	2,466**	~2,350**	~2,470**

* Annualized
** Required equity for RWAs reduced from 7% to 6% in Q2/2006

COMMERZBANK

/ Target 2010: Doubling operating RoE by addressing four value drivers


I. Extend
earnings momentum
Operating RoE target 2010
>18%
x2
8-9%
2006p*
2010e
II. Contain
cost increases
III. Reduce risk costs
on long-term basis
IV. Reduce capital
employed

* Before one-off due to harmonization of provisioning standards Commerzbank/Eurohypo

/ I. Extending earnings momentum to all target groups

		Performance Indicators
CONTINUED **Start: Q1/2004** **Private Banking**	• Focus on organic growth through extended customer base and team lift outs • Value proposition further strengthened by uniform delivery model • Extension of Private Banking-specific product portfolio (mandates, alternative investments, etc.)	**Target:** Increase AuM by €3bn by 2007 **Status:** strong volume growth (+24%/+€2.8bn) in 2005/2006
CONTINUED **Start: Q1/2005** **Business Customers**	• Distinctive value proposition for business customer needs • Extension of target-group oriented product portfolio (recently: multi-account liquidity management) • Implementation of business potential-oriented customer advisory model	**Target:** 50,000 new net customers by 2008 **Status:** 39,000 new net customers gained
CONTINUED **Start: Q1/2005** **Direct Banking**	• Gaining new customers/market share through enhanced sales of banking products (current accounts, deposit products) • Raising/securing securities revenue through superior order/limit functions • More cross-selling, above all in the area of consulting	**Target:** 200,000 new current accounts by 2007 **Status:** 130,000 new accounts opened
NEW **Start: Q4/2006** **Upper Retail/ Affluent**	• New marketing approach with focused value proposition • Stronger media presence and specific campaigns to gain new customers • Launch of new products to attract new customers • Selective enhancement of sales force	**Target:** Growth in branch business

/ II. Stabilizing costs: containing administrative costs to offset increases in factor prices

CONTINUED
Start: Q2/2003

Branch of the future

- New model for small branches (Branch of the future) developed with significant cost reduction by automating and shifting processes to back office while reducing service personnel
- Stable cost reduction of 19% in small branches (currently: 102)
- Transfer of Branch of the future elements to large branches currently planned (esp. authentification of cash handling, shifting processes to backoffice)

NEW
Start: Q1/2006

Retail credit centers

- Taking credit-administration tasks out of sales
- Product-oriented and specialized production lines
- Workflow-supported, risk-adjusted processes with transparent performance management
- Concentration of production locations
- Cost savings of €38m from 2008 on

NEW
Start: Q4/2005

Service to perform for back-office/ IT units

- Reduce costs by 20%, based on the current service scope, by increasing efficiency and reducing complexity for the Commerzbank Group in mid term range
- Ensure sustainability of cost reductions
- Introduce a continuous improvement process

Performance Indicators

 # Branch of the future



56
102
256
H1/05
H1/06
2007p



Locations
FTE
~56%
>20%
9
4*
~2,000
~1,550
Status
Target
Status
Target

* Currently under negotiation

Target: Overall Cost-reduction approx. €200m as of 2008 (allocation to segment to be detailed)

/ III. Credit centers will lead to lower risk cost in future

Performance Indicators

High level of provisions

- Unfavorable overall economic situation over last years will still have an impact on provisions
- Provisions to be stabilized in medium-term
- In long-term reduction of provisions by portfolio structure expected (following new business strategy)



LLPs*
in €m
~320
2006
2007p
2008p
2010e

Risk-adjusted processing strengthened

- Establishment of state of the art credit center allows for risk adjusted processing
- Clearly defined interfaces/responsibilities between performing, sub-performing and non-performing loan book
- Four processing lines established for homogenous sub portfolios
- Active trading of credit risks, especially portfolio transactions as an objective for the future



front office
retail real estate
special loans
consumer finance
private banking
Back-office
Credit-processing

* Before one-offs due to harmonization of provisioning standards Commerzbank/Eurohypo (2006) and influence of Basel II parameters on IFRS credit valuation (2007)

/ IV. Central credit treasury to actively manage capital employed

Higher capital requirement due to Eurohypo Integration

- High capital requirement in retail credit banking
- Transition to Basel II will significantly reduce capital requirements
- Shift to economic capital steering mechanism will further reduce capital requirements

Future direction of thrust: reduction of capital requirements

- Establishment of a new business unit/credit treasury responsible for the entire existing loan book
- The responsibility for the loan book allows for an active portfolio management approach
- Active management of capital employed and allocation to most profitable sub portfolios
- Accompanied by active evaluation of potential altematives
    - Selling of sub-portfolios
    - Securitization of sub-portfolios
    - Use of synthetic products

Performance Indicators

Employed capital
in € bn



1.89
2.47
Basel I 2005
Basel I 2006p
Basel II

Target: Single loan portfolio ownership



From 800 branches
to 1 central loan book

/ Long-term target is operating RoE of at least 18% in 2010

SUMMING UP

I. Extend earnings momentum

II. Contain cost increases

III. Reduce risk cost on long-term basis

IV. Reduce capital employed

→

IMPACT ON VALUE DRIVERS

	2006	2007	2008	2010
Revenues	↗	↗	↗	↗
Costs	↗	↗	↘	↗
LLPs	↗	→	→	↘
Capital[2]	→	→	↘	↘
Return	↘	→	↗	↗
Op. RoE	8-9%[1]		>12%	>18%

→

OPERATING RoE TARGET 2010:

>18%

[1] Before one-off due to harmonization of provisioning standards Commerzbank/Eurohypo
[2] From 2008 onwards relief by Basel II effects

/ Agenda

1. Private and Business Customers – new game with larger book

2. **Asset Management – growing with Group's core businesses**

/ H1 2006: results up by 29% in positive market environment

Operating profit
in € m



Op. RoE 2005
24.1%
Op. RoE H1 `06
24.4%
36
16
45
18
40
27
Q1/05
Q2/05
Q3/05
Q4/05
Q1/06
Q2/06

Av. Equity in € m	475	457	478	502	555	544

Volatility of results mainly due to long term incentive models for key staff in International Asset Management

Net commission income
in € m



127
133
145
170
168
174
Q1
Q2
Q3
Q4
2005
Q1
Q2
2006

- Q4/05: Performance fees Jupiter €22m

Bonuses/IFRS2 charges for LTI



14
28
14
54
37
49

- Adjustment of the IFRS 2 accrual policy in 2006: anticipation of current FY forecast at end of each quarter

Operating expenses before bonuses/IFRS2



81
89
89
97
91
98

- Operating expenses mainly driven by rising personnel costs (staff expansion, consolidation of Münchener Kapitalanlageges. AG)

/ Positive development of key value drivers



Net commission income
in € m
127
133
145
170
168
174
Q1
Q2
Q3
Q4
2005
Q1
Q2
2006
x
Margin
in bps
53
56
60
69
65
67
AuM
in € bn
96
95
97
98
104
104
Net inflow of funds
in € bn
-1
-3
-1
-1
2
1

/ Development of asset mix and selective price adjustments with positive impact on margin

Asset classes
in %



32
Equities
34
19
Bonds
17
13
Money market
11
36
Others
38
Jun 05
Jun 06

Price adjustments 1)
AuM, in € bn



11.2
Equities
5.9
No. of funds 60
Bonds
3.2
Others
2.1
Jun 06

Margin 2)
in bps



+20%
55
66
H1/05
H1/06

1) Number resp. value of all funds for which management fees were raised between 1st January 2005 and 30th June 2006
2) Net commission income/Ø AuM (bps, annualized)

Solid development of operating profits

Operating profit
in € m


38.8
21.6
26.1
H1/05 H2/05 H1/06
cominvest
16.4
13.5
6.7
H1/05 H2/05 H1/06
COMMERZ GRUNDBESITZ
11.7
4.7
4.2
H1/05 H2/05 H1/06
COMMERZBANK
36.2
37.8
15.9
H1/05 H2/05 H1/06
JUPITER
32.0
22.0
25.2
H1/05 H2/05 H1/06
CCR
GROUPE COMMERZBANK
H1/05 H2/05 H1/06
-25.9
-45.6
Others -59.0

/ Improved investment performance

Fund performance, in %



COMINVEST*
10.1
66.8
23.1
7.4
21.9
70.7
H1/05
H1/06
CCR*
2.4
18.6
79.0
5.3
28.7
66.0
H1/05
H1/06
Jupiter*
15.2
21.9
62.9
23.8
11.0
65.2
H1/05
H1/06
Outperformance
Underperformance up to -2%
Underperformance < -2%

* volume-weighted in %; exclusively funds backed by a benchmark

CGG



3.2
3.3
1.6
3.7
4.1
2.6
H1/05
H1/06
CGG: BVI return in %
Benchmark
HausInvest Europa
HausInvest Global

/ Full year: operating profit expected to improve by approx. 15%

Operating profit
in € m



52
63
115
H1
H2
FY
2005
67
63-68
130-135
H1
H2p
FYp
2006

/ Strategy: growth with Group's core businesses



Operating profit
H1 06
Equity tied up
low
high
CGG
Invest
Jupiter
Divest
CCR
Enhance
value
COMINVEST
CB Europe
low
high
Degree of integration into the Bank's core business

/ Field of action for Asset Management units defined,...

	Current situation	
COMINVEST	• Structural outflow of funds due to open architecture in Commerzbank distribution • Sales through other distribution channels not yet in a position to compensate for this **To do**: strategic response to open architecture	New business model
CGG	• Most assets concentrated in a single product • Crisis in sector • Few products in structurally expanding market **To do**: growth perspective	Stabilization and diversification
CCR	• Decline in money-market funds which is CCR's core competence • New expertise in competitive market still being built up **To do**: sustained broadening of USP	Growth and transformation of product range
CB Europe	• Tax-optimised investment vehicle for institutionals with significantly risen equity tied up due to repurchase guarantee **To do**: optimisation of business model to reduce equity tied up	Reduction of equity tied up
Jupiter	• Low degree of integration into Group's core businesses • Attractive valuation **To do**: transforming first-class market position into shareholder value	Unlock value

/...key topics addressed under the new management structure

Core tasks

1. COMINVEST: new business model
2. Jupiter: unlock value
3. CCR: growth and transformation of product range
4. CB Europe: Reduction of equity tied up
5. CGG: Stabilization and diversification
6. Management of capital, risk and operations

New management structure in Asset Management
effective 1st November 2005


Board member responsible: Achim Kassow
German Asset Management
Sebastian Klein
International Asset Management
Friedrich Schmitz
Real Estate Asset Management
Frank Pörschke
COO
Detlev Dietz
1.
2.
3.
4.
5.
6.

/ Focus on Germany: Alpha growth programme with ambitious targets

Alpha growth programme


Sustained performance in product quality and innovation
α
Investment of up to €100m until 2011
Efficient, market-oriented corporate structure
customer and sales focus

Leading market position as active manager for German and European equities and bonds and also innovative satellite products for private and institutional customers

AuM to be doubled by 2011

in € bn


+92%
52
100
2005
2011e

/ Investment of €100m over 5 years

	Investment until 2011 in	Budget	Selected targets
Sustained performance in product quality and innovation	• Strategic, innovation-focused product management • More satellite products/ become innovation leader • Further strengthening of research and portfolio management	~ 30%, especially • product development • portfolio management • product marketing	• Initially 2-3 successful innovations p.a., increasing over time • Increase in number of top-rated funds from 20% to 30% (by 2011)
Customer and sales focus	• Segment-specific support and investment proposals for institutional clients • Intensive cooperation with CB in product development/sales • Foster independent sales activities, esp. 3rd party	~ 45% especially • widening of distribution channels and target customers • sales promotion	• Increase of net inflows from outside Group, from 25% to 50% (by 2011) • Balanced expansion between private and institutional customers
Efficient, market-oriented corporate platform	• Market positioning as active, innovative asset manager under the roof of Commerzbank Group • Reduction of complexity • Implementation of renumeration structures in line with market conditions	~ 25% especially • establish a single brand • optimizing structure • incentive models	• Increase of brand recognition and reception • Enhanced cost efficiency of administration platform

/ Encouraging start (1/3): outperformance in all asset classes

Performance of Cominvest funds volume-weighted performance before costs*
in %

	H1 2006		
	Cominvest	Benchmark	Active return
Equities	4.94	4.61	**0.33**
Bonds	-0.81	-1.00	**0.19**
Balanced	1.32	-0.16	**1.48**
Passive/guaranteed	0.44	0.26	**0.18**
Fund of funds	-0.91	-1.71	**0.80**
Total	**1.17**	**0.72**	**0.45**

* incl. funds with third-party advice

/Encouraging start (2/3): approx. €2bn net inflows in H1 2006

Net fund inflows H1 2006 vs H1 2005

in € m



- 735
2,650
1,915
-1,020
-1,639
-2,659
H1 2006
H1 2005
Institutional customers
Private customers
Total

Institutional customers

- Acquisition of large advisory and discretionary mandates
- Management of Commerzbank pension fund of approx. €1bn since January

Private customers

- Substantial improvement of net inflows (positive swing of +€904m)
- Gross sales about 30% higher in H1 2006 compared with H1 2005; outflows approx. 7% higher

Successful new product launches for private customers

- H1 2006 net inflows of €0.9bn into three newly launched capital-protection products:
- Rohstoffaktien Invest
- Deutschland Invest
- Eastern Stars Invest

- Well-filled product pipeline for the second half of the year, including
- Fund Deluxe
- Fondak Europa

/ Encouraging start (3/3): first efficiency gains realized

Changes in retail funds offered


No. of funds
Average fund volume in € m
320
229
-28%
70
+40%
98
Jun 2005
Jun 2006

Reduced complexity in administration

- Dublin: outsourcing of fund administration finalised
- Munich: relocation to Frankfurt in progress– balancing of interests/negotiations for social plan
- Luxembourg: optimisation of fund administration under review
- Transformation of Münchener Kapitalanlage AG into a distribution company – balancing of interests/negotiations for social plan

Transformation process through clear CEO model

previous


Private customers (Löckener)
Institutional customers (Kurr)
CIO (Dr. Gerdes)
CRO (Welter-mann)
COO (Plum)

new


CEO (Klein)
Private customers (Klein)
Institutional customers (Kurr)
Product management (Kurr)
CIO (Mainert)
COO (Hartmann)

Successful implementation of project Alpha will double assets and drive profits substantially

Increase by 2011

AuM
in € bn


52
68
100
2005
2008p
2011e

Operating profit
in € m


48
60
105-125
2005
2008p
2011e

* Assumed market growth of 5% p.a.

/ Appendix

Initiatives Private and Business Customers

Quarterly analyst fact sheets Q2/2006

/ Private Banking

Positioning

Top 3 position in Germany and successful niche position in new offshore markets for affluent private customers and entrepreneurs

Initiatives

Customer service and acquisition

- 10 new locations since start in 2004, 3 of them in 2005/2006
- Special unit for large entrepreneurial assets (*Unternehmerbankiers*)
- Focused marketing
- Offshore growth strategy through CB Switzerland

Innovation and quality

- Performance programme for portfolio management
- Independent securities management
- Private banking credit policy
- Innovative private equity and AIS products
- Acquisition programme for asset management volume

External growth

- Team lift-outs

Results

AuM raised by 16%



AuM
in € bn
21
24
06/05
06/06

Active securities revenue up 25%



Revenue
in € m
29
36
H1/05
H1/06

Two team lift-outs with more than €60m AuM in 2005 and 2006 successfully integrated

/ Business Customers

Positioning

Top 3 position for the investment-oriented professional and commercial client segment (turnover of up to €2.5m)

Initiatives

Segment-specific business model

- New value proposition for business customers
- Distinctive market approach
- Product portfolio geared to target group

Short-term growth impetus

- Campaign for new and existing customers
- Roll-out of new market approach accompanied by intensive staff coaching

Ensuring future success

- Special management reports for business customers and sales management
- Pipeline for product innovations: multi-account liquidity management
- Reduction of administrative credit work for business customer advisors

Results

10,000 new business customers

Units in '000



439
449
06/05
06/06

21,000 new business accounts

Units in '000



252
273
06/05
06/06

14% more appointments with business customers

Appointments/week in '000



~7
~8
H1/05
H1/06

/ Affluent Clients

Positioning

Top quality: 'best choice' for performance-oriented people seeking to make successful use of their financial opportunities

New
marketing campaign
as of autumn 2006

Initiatives

High-quality investment advice

- Closer contact with customers through regionally based special advisors for affluents
- Competitive edge in information and advisory systems (TÜV - quality standard certificate)
- Market leader in certificates
- Streamlining/expansion of portfolio management products

Strengthening home loan business

- Great expertise thanks to specialists
- Specially tailored, flexible solutions offered
- Broader sales base due to development of home-loan financing product for generalists planned

Building upon skills in old-age provision

- Fundamental expertise broadened
- 150 certified provision experts of CommerzPartner provide nationwide support with regard to complex issues

Results

Increase of locations serving affluent customers by 11%

locations with special advisors for affluents



647
718
06/05
06/06

New home loan business increased by €1.1bn

Volume in € bn



1.8
2.9
H1/05
H1/06

374% more provision contracts concluded

# of contracts



4,951
23,457
H1/05
H1/06

/ Retail Banking
Positioning

Top quality: 'best choice' for performance-oriented people seeking to make the most of their financial opportunities

New
marketing campaign
as of autumn 2006

Initiatives

Ensuring an optimal branch network
- New model for small branches (Branch of the future) developed and now being realized
- Administrative work reduced by shifting and automating processes
- Branch of the future elements transposed to large branches

Skills in old-age provision
- Sales by generalist staff focused on streamlined range of insurance products suitable for banks
- Fund of funds savings plans incorporated into products offered in old-age provision area
- Integrated, IT-based advisory tool for old-age provision as well as sales and specialist qualification measures introduced
- Optimized product portfolio sold by generalist personnel

Greater impact/quality of sales
- Weekly controlling of sales activities
- Quality assurance through regular mystery shopping and customer surveys
- Sales management focussed on product profitability

Results

46 new branches of the future launched

# of branches of the future



56
102
06/05
06/06

Number of old-age provision specialists held constant in difficult environment

Provision specialists



232
231
06/05
06/06

16% more appointments per week

Appointments (1,000/week)



43
50
H1/05
H1/06

/ comdirect

Positioning

Prime-quality bank format for the modern investor: brokerage, banking, advisory

Initiatives

Brokerage: strengthen best-in-class position
- Improvements to website
- Broader active-trader offerings
- Products, sales and services personalized

Banking: current-account offensive
- Role as customers' bank of choice enhanced by new current-account functions
- Major campaign focusing on current account
- Cross-selling incentives thanks to pricing model
- Instalment credit in place

Advisory: continuing to expand
- Tailor-made and independent advice
- Broad range covering financial and wealth issues
- Experienced advisers recruited and constantly trained
- Stronger regional presence

Results

62% rise in securities orders executed



Units in m
4.9
3.0
H1/05
H1/06

Number of current accounts doubled



Units in '000
213
108
06/05
06/06

Advisory customers almost tripled



in '000
13
5
06/05
06/06

/

1. Segment Private and Business Customers restated

2. Segment Asset Management restated

/ Development of operating profit Private and Business Customers

Operating profit / ROE


100
75
50
25
0
16
12
8
4
0
in € m
in %
II/05 III/05 IV/05 I/06 II/06
Operating profit
Operating ROE

Operating expenses / CIR


500
460
420
380
85
80
75
70
in € m
in %
II/05 III/05 IV/05 I/06 II/06
Operating expenses
CIR

Customers / Gross income per customer


4,700
4,650
4,600
4,550
4,500
148
141
134
127
120
in '000
in €
II/05 III/05 IV/05 I/06 II/06
Customers
Gross income / customer

in € m	Q II /2005	Q III/ 2005	Q IV/ 2005	Q I/ 2006	Q II/ 2006	Q II/06 vs. Q II/05 △ in %
Net interest income	326	343	348	328	322	-1.2
Provision for possible loan losses	-70	-73	-93	-74	-73	4.6
Net commission income	269	261	258	344	280	4.2
Other income*	3	6	-23	-29	-6	-307.6
Total income	**528**	**537**	**490**	**569**	**523**	**-0.9**
Operating expenses	**449**	**463**	**484**	**479**	**471**	**4.9**
Operating profit	**79**	**74**	**6**	**90**	**52**	**-34.9**
Average equity tied up	2,507	2,502	2,504	2,475	2,457	-2.0
Operating return on equity (%)	**12.6**	**11.8**	**1.0**	**14.6**	**8.4**	**-4.2 %-pts**
Cost/income ratio in operating business (%)	**75.1**	**75.9**	**83.0**	**74.6**	**79.1**	**4.0 %-pts**
Gross income** per Ø-customer*** in €	129	132	127	139	130	0.2
Gross income** per Ø-FTE in € '000	69	71	68	76	70	0.9

* Trading profit, Net result on investments and securities portfolio, other operating result ** Before provisioning ***Customer of Eurohypo for Q1-Q4/2005 in lack of available Data with of Q1/2006 numbers

/ Net interest income Private and Business Customers


Lending incl. EH-Lending
70,000
60,000
50,000
40,000
30,000
1.60
1.20
0.80
0.40
0.00
in € m
in %
II/05 III/05 IV/05 I/06 II/06
Ø-vol. Ø-margin


Deposits
32,000
30,000
28,000
26,000
24,000
1.40
1.30
1.20
1.10
1.00
in € m
in %
II/05 III/05 IV/05 I/06 II/06
Ø-vol. Ø-margin


Net interest income per customer
370
340
310
280
250
82
74
66
58
50
in € m
in €
II/05 III/05 IV/05 I/06 II/06
Net interest inc. Net interest inc. p. cust.

Average in € m Margin in % *(italics)*	Q II /2005		Q III /2005		Q IV /2005		Q I /2006		Q II /2006		Q II /06 vs. Q II /05 Δ in %	
Home loans fixed*	22,523	*0.83*	22,606	*0.85*	22,800	*0.90*	22,868	*0.94*	22,846	*0.96*	1.4	*0.13 %-pts*
Home loans floating*	403	*3.82*	393	*3.98*	387	*3.75*	391	*3.59*	388	*3.57*	-3.7	*-0.25 %-pts*
Loans fixed*	8,636	*1.05*	8,641	*1.07*	8,594	*1.07*	8,455	*1.11*	8,436	*1.12*	-2.3	*0.07 %-pts*
Loans floating/bill of exchange*	1,670	*7.89*	1,651	*7.81*	1,599	*7.85*	1,583	*7.74*	1,536	*7.74*	-8.0	*-0.15 %-pts*
Consumer loans*	979	*5.70*	1,009	*5.92*	1,055	*5.96*	1,059	*5.97*	1,093	*6.01*	11.7	*0.31 %-pts*
Others**	2,093		2,092		2,120		2,241		1,907	*1.82*	-8.9	
EH Retail Banking	28,051	0.78	27,483	0.78	27,064	0.78	26,391	0.79	25,801	*0.76*	-8.0	*-0.02 %-pts*
Total lending	**64,355**	***1.14***	**63,875**	***1.15***	**63,619**	***1.17***	**62,988**	***1.18***	**62,007**	***1.20***	**-3.6**	***0.06 %-pts***
Sight*	8,119	*1.60*	8,214	*1.64*	8,587	*1.67*	8,879	*1.86*	8,912	*2.06*	9.8	*0.46 %-pts*
Time*	3,554	*0.16*	3,470	*0.34*	3,363	*0.36*	3,978	*0.39*	4,379	*0.40*	23.2	*0.24 %-pts*
Savings deposits*	14,346	*0.96*	13,699	*1.13*	11,976	*1.47*	11,154	*1.39*	10,858	*1.42*	-24.3	*0.46 %-pts*
Others**	4,083		4,231		4,385		5,015	*0.91*	5,454	*1.03*	33.6	*1.03 %-pts*
Total deposits	**30,102**	***1.05***	**29,614**	***1.18***	**28,311**	***1.38***	**29,026**	***1.31***	**29,604**	***1.39***	**-1.7**	***0.34 %-pts***

* German branches
** comdirect, CoC RE, CSAL, COSEA, CB Switzerland

/ Net commission income Private and Business Customers

Portfolio volume / Margin


75,000
70,000
65,000
60,000
55,000
1.80
1.60
1.40
1.20
1.00
in € m
in %
II/05 III/05 IV/05 I/06 II/06
Ø-portfolio vol.
Ø-margin

Number of current** and custody accounts


2,400
2,100
1,800
1,500
in '000
II/05 III/05 IV/05 I/06 II/06
Current accounts
Custody accounts

Net com. income per customer


400
300
200
100
80
70
60
50
in € m
in €
II/05 III/05 IV/05 I/06 II/06
Net com. income
Net com. income per customer

in € m Margin in % (*italics*)	Q II /2005		Q III /2005		Q IV /2005		Q I /2006		Q II / 2006		Q II/06 vs. Q II/05 △ in %	
Average portfolio vol. in € m	64,066	*1.32*	67,138	*1.28*	68,502	*1.20*	72,710	*1.61*	71,097	*1.30*	11.0	*-0.02 %-pts*
Securities transactions	212		215		206		293		232		9.6	
Payment transactions	47		47		48		49		47		-1.3	
Loans	7		7		6		11		10		44.4	
Bancassurance	8		8		9		7		10		22.0	
Other commission income*	-5		-16		-12		-16		-18		-	
Total net commission income	269		261		258		344		280		4.2	

* after revenue split ** difference to Q1/2006 due to new counting definition

/ Key performance indicators of business units

	Q II /2005	Q III /2005	Q IV/2005	Q I /2006	Q II /2006	Q II/06 vs. Q II/05 △ in %
Private and Business Customers						
Customers (in '000)	3.709	3.686	3.653	3.602	3.568	-3,8
Business volume (in € m)*	95.530	96.384	95.483	96.259	94.673	-0,9
FTE**	6.778	6.779	6.644	6.626	6.597	-2,7
Private Banking						
Customers (in '000)	41	41	41	42	43	3,1
Mandates (in '000)	21	21	21	21	21	3,1
Business volume (in € m)*	24.299	25.100	25.431	27.591	27.538	13,3
FTE**	424	426	437	456	468	10,4
Retail Eurohypo						
Customers (in '000)	265	260	257	253	248	-6,3
Business volume (in € m)*	28.051	27.483	27.064	26.391	25.801	-8,0
FTE**	505	426	418	409	417	-17,4
comdirect						
Customers (in '000)	617	624	656	722	744	20,6
Business volume (in € m)*	10.643	11.660	12.455	14.663	14.696	38,1
FTE	547	560	563	573	614	12,2

* loans, home loans, deposits, portfolio volume **FTE without head office
Customers (without 0,5 m TUI-Card holders) and FTE: per end of the quarter, business volume: average for quarter

/

1. Segment Private and Business Customers restated

2. Segment Asset Management restated

/ Development of operating profit Asset Management

Operating profit / ROE


50
40
30
20
10
0
40
30
20
10
0
in € m
in %
II/05
III/05
IV/05
I/06
II/06
Operating profit
Operating ROE

Operating expenses / CIR


160
145
130
115
100
85
70
90
85
80
75
70
65
in € m
in %
II/05
III/05
IV/05
I/06
II/06
Operating expenses
CIR

Assets under management / Net commission income / AuM


104
102
100
98
96
94
92
74
70
66
62
58
54
50
II/05
III/05
IV/05
I/06
II/06
AuM
Net commission income / AuM

in € m	Q II /2005	Q III/ 2005	Q IV/ 2005	Q I/ 2006	Q II/ 2006	Q II/06 vs. Q II/05 △ in %
Net interest income	-2	-8	-8	-6	-6	200
Net commission income	133	145	170	168	174	31
Other income*	2	11	7	6	6	200
Total income	**133**	**148**	**169**	**168**	**174**	**31**
Operating expenses	**117**	**103**	**151**	**128**	**147**	**26**
Operating profit	**16**	**45**	**18**	**40**	**27**	**69**
Average equity tied up	457	478	502	555	544	19
Operating return on equity (%)	**14.0**	**37.7**	**14.3**	**28.8**	**19.9**	***5.8 %-pts***
Cost/income ratio in operating business (%)	**88.0**	**69.6**	**89.3**	**76.2**	**84.5**	***-3.5 %-pts***
Assets under management**	94,784	97,161	98,292	103,536	103,798	10
Net inflows	-2,945	-1,078	-910	1,489	884	-
FTE**	1,562	1,576	1,591	1,609	1,697	9
Total income / AuM (bps, annualized)	56	61	69	65	67	19
Net commission income / AuM (bps, annualized)	56	60	69	65	67	19
Total income / FTE (in € '000)	85	94	106	104	103	20
Operating expenses / AuM (bps, annualized)	49	42	61	49	57	15

* Trading profit, Net result on investments and securities portfolio, Other operating result

** Per end of quarter, integration of MK since Q II / 2006

/ Key performance indicators of business units

FTE	Q II /2005	Q III /2005	Q IV /2005	Q I /2006	Q II /2006	Q II/06 vs. Q II/05 △ in %
ZDA*	698	699	707	720	805	15.2
ZIA	627	640	644	647	650	3.6
thereof CCR	171	175	177	179	176	2.8
Jupiter	406	411	412	416	421	3.7
Others**	50	54	55	52	53	6.0
ZRE	237	237	240	243	243	2.3

Assets under management in € m	Q II /2005	Q III /2005	Q IV /2005	Q I /2006	Q II /2006	Q II/06 vs. Q II/05 △ in %
ZDA	50,940	52,089	52,104	54,403	55,011	8.0
ZIA	32,435	33,956	35,539	39,194	38,921	20.0
thereof CCR	13,250	13,749	13,856	14,724	14,721	11.1
Jupiter	16,981	18,064	19,140	21,975	21,785	28.3
Asia***	2,204	2,143	2,543	2,495	2,415	9.6
ZRE	11,408	11,115	10,648	9,939	9,867	-13.5

Assets per asset type in € m	Q II /2005	Q III /2005 ****	Q IV /2005	Q I /2006	Q II /2006	Q II/06 vs. Q II/05 △ in %
Equity funds	30,074	32,992	33,845	36,029	34,883	16.0
Bonds	18,151	19,607	19,136	17,519	17,542	-3.4
Money market funds	12,722	12,891	12,533	11,207	11,238	-11.7
Balanced funds	11,579	12,647	12,801	17,924	18,261	57.7
Real estate funds	11,408	11,115	10,648	9,939	9,867	-13.5
Fund of funds	2,363	2,763	3,071	4,029	4,429	87.4
Others*****	8,487	5,146	6,258	6,889	7,578	-10.7

* Integration of MK since Q II / 2006
** Other subsidiaries
*** One month time lag for CICM Japan since Q I / 2006
**** Advisory mandates Cominvest Institutional are allocated to the respective asset types (previously in "Others")
***** Funds under advice mandates, guaranteed and capital protection funds

COMMERZBANK



For more information, please contact:

Jürgen Ackermann (Head of IR)
P: +49 69 136 22338
M: juergen.ackermann@commerzbank.com

Sandra Büschken (Deputy Head of IR)
P: +49 69 136 23617
M: sandra.bueschken@commerzbank.com

www.commerzbank.com/ir

Ute Heiserer-Jäckel
P: +49 69 136 41874
M: ute.heiserer-jaeckel@commerzbank.com

Simone Nuxoll
P: +49 69 136 45660
M: simone.nuxoll@commerzbank.com

Andrea Flügel (Secretary)
P: +49 69 136 22255
M: andrea.fluegel@commerzbank.com

SEC File No.
082-02523

CIK 0000852933

COMMERZBANK



investors' day

COMMERCIAL REAL ESTATE: THE GLOBAL PLAYER

Frankfurt, September 21, 2006

Bernd Knobloc
Member of the Board of Managing Directc

Disclaimer

/ investor relations /

All presentations shown at Investors' Day contain **pro forma results for Q1 2006 and Q1-Q4 2005** to fully reflect the integration effect of Eurohypo. The pro forma results include Eurohypo results as if integrated as from January 1st, 2005 (incl. full refinancing costs), capital increase as if carried out before January 2005 (instead of November 2005) and issue of hybrid capital as if it took place before January 2005 (instead of March 2006). It shows segments' quarterly results in the new Group structure and segments' equity employed based on new calculation method.

/

This presentation has been prepared and issued by Commerzbank AG. This publication is intended for professional and institutional investors.

/

Any information in this presentation is based on data obtained from sources considered to be reliable, but no representations or guarantees are made by Commerzbank Group with regard to the accuracy of the data. The opinions and estimates contained herein constitute our best judgement at this date and time, and are subject to change without notice. This presentation is for information purposes; it is not intended to be and should not be construed as an offer or solicitation to acquire, or dispose of any of the securities or issues mentioned in this presentation.

/

Commerzbank AG and/or its subsidiaries and/or affiliates (herein described as Commerzbank Group) may use the information in this presentation prior to its publication to its customers. Commerzbank Group or its employees may also own or build positions or trade in any such securities, issues, and derivatives thereon and may also sell them whenever considered appropriate. Commerzbank Group may also provide banking or other advisory services to interested parties.

/

Commerzbank Group accepts no responsibility or liability whatsoever for any expense, loss or damages arising out of, or in any way connected with, the use of all or any part of this presentation.

/

Copies of this document are available upon request or can be downloaded from
www.commerzbank.com/aktionaere/index.html

Global player: global reach and local presence



Top 3 player in Europe
Market leader Germany
Key player in US
Newcomer in Asia-Pacific

Unique Selling Point

1. **Global relationship and infrastructure**

2. **Wide range of products**
   - Mortgage finance
   - Structured finance
   - CMBS
   - Advisory
   - Derivatives

Growing real estate markets



in € bn
85.7
40.2
45.5
130.2
59.0
71.2
156.3
92.3
64.0
cross-border
domestic
2003
2004
2005

Source: Jones LangLasalle, European direct real estate investment volumes

Positive profitability trend with growth opportunities

CRE Operating profit
in € m



Op. RoE*
206
196
230
11.7%
10.2%
11.8%
H1 05
H2 05
H1 06

Break down by business units

	H1 05	H2 05	H1 06
CRE EH	**187**	**233**	**182**
CLI	**28**	**32**	**28**
CORECD	**-30**	**-92**	**3**
CB NY	**21**	**23**	**17**
Total assets in € bn	**93.7**	**99.3**	**101.2**

- CRE Eurohypo (EH) is the biggest profit contributor
- CRE EH showed especially high fee income in H2 05 (landmark deals)
- CORECD was influenced by extensive risk provisioning in 2005
- No treasury profits included
- Profitability is impacted by acquisition costs (refinancing, P-Gaps).
- RoE before acquisition costs in H1 '06 stands at 15.9%.

* EH pro forma fully consolidated

Continuous shift from domestic to international portfolio drives profitability

CRE EH
in € bn



Revenues*
avg. assets
70
50
30
10
1.81%
1.95%
2.36%
1.99%
1.18%
1.22%
1.27%
1.22%
2004
H1 05
H2 05
H1 06

	2004	H1 05	H2 05	H1 06
CRE-EH international	23.1	23.5	27.5	29.2
CRE-EH domestic	42.4	42.3	43.1	42.0

Rating structure CRE-EH

Total assets €71.2bn



CCC 3%
B 5%
BB 10%
BBB 38%
A 27%
AA 12%
AAA 5%

- The international portfolio is continuously growing - leading to higher revenue/asset ratio
- Domestic portfolio stays stable
- The revenue/asset ratio is impacted by a continuous declining capital benefit ratio (from 5.02 % in 2004 to 4.45 % in 2006) which reaches its bottom in 2006
- International portfolio: exceptionally high revenue/asset ratio in H2 2005 due to high fees of landmark deals
- Portion of investment grade portfolio increased to 82 % per H1 2006 (78 % 12/2005)

* revenues: interest income, fee income, income CMBS NY

Significant growth of new business with higher net margins after risk costs

Development of new business and interest margins


15
€ bn
10
5
0
140
bps
90
40
0
av H 2004
H1 05
H2 05
H1 06
domestic
international
margin domestic
margin international

Trend in expected loss confirmed

in bps


17
17
21
18
17
12
13
12
2004
H1/05
H2/05
H1/06
domestic
international

- New business contracted at higher margins (after risk costs) – especially in international business
- Margins in developing markets are significantly higher compared to margins in established markets
- Shift within new business towards better ratings – high profitability driver with regard to Basel II (capital relief)
- New business currently yields a pre-tax RoE of 15%*, after syndication 17% (not included income from advisory and derivatives business)

Standardized RoE calculation of new deal - International

in bps


175
61
20
94
Underlying capital 6.18% = 6.5 % × 0.95 %
94/6.18 % = 15%
gross margin
admin. expenses
expected loss
margin before tax

* parameters: interest margin 125bps after funding without mezzanine financing, annualised fee 25 bps, RWA-ratio 95%, capital benefit 4%, BIS Tier I ratio 6.5%, CIR 35%, expected loss 20bps

CRE strategy: strengthening 'buy-and-manage' business model while continuing international expansion

1. **Germany**
   - Continuing increase in profitability of the portfolio by repricing the back book
   - Intensify structured finance, development of CMBS

2. **Europe**
   - Focus on less competitive new markets in Europe
   - Advise and finance REITs

3. **US**
   - Introduce new products to enlarge revenue base
   - Increased use of capital markets instruments

4. **Asia-Pacific**
   - Market entry into selected countries
   - Expand the Japan business

With 'buy-and-manage' model 'best of both worlds' combined


Eurohypo
Pfandbrief
Syndication
Syndicated Loans
CMBS
OPERA
Real Estate Clients
Agency CMBS
„Buy and Hold"
utilisation of equity capital
EURO HYPO
growth based on optimised equity capital
„Buy and Sell"
flexibility as strategic advantage
traditional Mortgage Bank
pure Investment Bank

Eurohypo - leading player in the Euromarket as result of undisputed structuring knowledge and underwriting strength

TOP 10 mandated arrangers of Euromarket real estate loans 2006*

	Volume (€ mn)	# of Deals
1. Eurohypo AG	**4,335**	**24**
2. Royal Bank of Scotland plc	4,295	19
3. BNP Paribas	2,601	9
4. Calyon	1,743	11
5. SocGen	1,675	3
6. Barclays	1,614	6
7. Lloyds TSB	1,547	8
8. HSBC	1,329	7
9. Banco de Sabadell SA	1,248	8
10. Natexis Banques Populaires	1,224	4


Testa
RBS
CITYCON
EURO 435,000,000
MULTI-CURRENCY
REVOLVING AND TERM
FACILITIES
RELATING TO
EURO 165,000,000 REVOLVING
CREDIT FACILITY
AND
EURO 435,000,000
TERM LOAN FACILITY
FOR
CITYCON OYJ
Co ARRANGED BY
EUROHYPO AG
TAITTINGER
CityLife

- **Eurohypo's competency in structuring sophisticated transactions is reflected by current league tables as well as recent transactions**
- **As a result of its equity strength and placement capacity Eurohypo has been able to support large financings**

* As of 31 August 2006 Mandated Arrangers of Euromarket real estate loans 2006; Source: Dealogic Loanware

Top arranger in real estate syndication and securitisation

RE Syndication (€ denom.) 2004 - 2006*

in € bn



16
13
12
8
7
Eurohypo
RBS
Barclays
Citigroup
HSBC

RE Syndication (US) 2004 - 2006*

in € bn



56
30
23
8
8
BoA
JPM
Wachovia
Lehman
Eurohypo

European CMBS 2004 - 2006 **

in € bn



9
6
5
5
5
Eurohypo
Deutsche Bank
Citigroup
Barclays
Lehman

GÉNÉRALE IMMOBILIARE € 240,000,000 Shopping Centre Development in Rome EURO HYPO Arranger, Agent, Underwriter	ALEA € 200,000,000 Combined Development- / Investment Financing for Shopping Centre in Berlin EURO HYPO Arranger, Agent, Underwriter	Equity Inmuebles S.L. € 190,000,000 Re-Financing of Hotel-Portfolio in Spain EURO HYPO Arranger, Agent, Underwriter
UNINVEST € 1,296,500,000 Re-Financing Office Portfolio, Netherlands via hybrid securitisation and subordinated bank financing EURO HYPO Arranger, Agent, Underwriter	Taubman $ 350.000.000 Revolving Credit EURO HYPO Sole Arranger and Administrative Agent	SL GREEN REALTY CORP 1551-1555 Broadway 21 W. 34th $ 112.7000.000 Acquisition Loan EURO HYPO Sole Arranger and Administrative Agent
GGP $ 5.000.000.000 Revolving Credit and Term Loan EURO HYPO Co-Arranger and Administrative Agent	Fairmont Raffles $ 916.513.534 Acquisition Facility EURO HYPO Co-Syndication Agent	The [redacted] Group $ 400.000.000 3yr Floater Mezzanine EURO HYPO
Deutsche Annington Deutsche Annington Immobilien GmbH German Residential Asset Note Distributor PLC (GRAND) €5,416 million CMBS issue Joint Arranger	OPERA Commerz Grundbesitz Opera France One FCC €379.9 million CMBS issue Arranger	Foncière des Régions Opera White Tower France FCC €800 million Credit Enhanced Private CMBS issue Joint Arranger

 * As of 31 August 2006 Mandated Arrangers of Euromarket real estate loans 2006; Source: Dealogic Loanware, **Eurohypo AG

Germany - Ongoing transformation of domestic back book into higher profitability

Standardized RoE calculation of new deal - domestic

in bps



underlying capital 5.52% = 6.5% × 0.85%
129
39
13
77
77/5.52% = 14%
gross margin
admin. expenses
expected loss
margin before tax

* parameters: interest margin 97bps after funding costs without development financing, annualised fee 10 bps, RWA-ratio 85%, capital benefit 4%, BIS Tier I ratio 6.5%, CIR 30%, expected loss 13bps

Successful establishment of commission income

in € m



well above 60
27
61
2004
2005
2006p

- New business currently yields at 14%
- Leverage through financial engineering (to a RoE of 16%)
- Growing trend of commission income – especially driven by CMBS transactions
- CMBS structures become more common in Germany
- Intensified portfolio management will reduce domestic exposure as planned
- Improved portfolio quality: 73% investment grade (71% per 12/2005)

Europe: two-digit growth rate by expansion in fast developing countries

Operating profit in Continental Europe


in € m
169
191
212
234
2003
2004
2005
2006e

Office Stock per '000 inhabitants/sq. meters


Moscow
Budapest
Warsaw
Prague
Madrid
Milan
Paris
Berlin
Stockholm
Amsterdam
London
Brussels
0
1000
2000
3000
4000
5000
6000
7000
8000

Growth strategy Europe:

- Strengthen leading market position in established European markets
- Focus on expansion to allow further growth and diversification
- Exploring new European markets by accompanying existing clients into new markets (high growth potential with at the same time low risk parameters)
- Exceptional portfolio quality: 94% investment grade (90% per 12/2005)

Attractive markets:

- Emerging markets with high GDP growth rates
- Catch up with western standards with regard to office and retail spaces

REIB: strong revenue synergies due to combined competencies

European REITs market capitalisation
in $ m



288
236
110
330
814
2,185
2000
2001
2002
2003
2004
2005

Source: Thomson Datastream

Growth strategy REIB:

Combining Commerzbank´s and Eurohypo´s competencies ...

- Capital markets know how and corporate client base with real estate assets (CB)
- Real Estate know how and global relationships to investors (EH)

... offers business opportunities for

- REITs
- Spin offs (owner occupied assets)
- Sale and lease back deals (CLI)
- Advisory: using long standing relationships to accompany clients diversifying their real estate investment

USA: CRE already key player in the world´s biggest real estate market

CMBS annual volume
in $ bn


16
26
37
78
57
47
67
52
78
93
169
95
96
97
98
99
00
01
02
03
04
05

Growth strategy USA:

- US still has growth potential for CRE
- Further expansion of the syndication and securitisation business, particularly CMBS loans and syndicatable large loans
- Expanding full-service platforms (like EH-US) thanks to rapidly growing CMBS market
- Introducing new focus areas: funds and portfolios - mega loans for ongoing portfolio activity including advisory
- Remarkably good portfolio quality: 90% investment grade (86% per 12/2005)

Source:Commercial Mortgage Alert

Asia-Pacific: the next chapter of growth

Attractive growth market:

- Asia-Pacific most dynamic region of the world
- International investors building up portfolios for better diversification: $50bn earmarked for investment

Growth strategy Asia-Pacific

- CRE with strong position to benefit from growth potential
    - Unique expertise in Real Estate Finance and Investment Banking
    - Leveraging Commerzbank's and Eurohypo's client base by accompanying investors
    - Support from Commerzbank's infrastructure in Asia
- Thorough research and stringent set-up in fast-paced developing markets
- Initial focus on most transparent market: EH (Japan) Corp. completed first transactions in 2006
- Next entries in transparency improved markets: Hong Kong, Singapore, South Korea

Asia: the global powerhouse



GDP Growth Rate in %
3.7
2.5
2.5
1.8
2.0
1.6
6.8 6.8
4.6
4.1
US
Japan
Euroland
Asia (excl Japan)
World
2006 estimate
2007 forecast

Favourable Office and Retail Market Cycles



Hong Kong Retail
Hong Kong Office
Shanghai Retail
Beijing Retail
Bangkok Retail
Kuala Lumpur Retail
Shanghai Office
Bangkok Office
Singapore Office
Singapore Retail
Tokyo Office
Seoul Office
Beijing Office
Growth slowing
Rents falling
Rents rising
Decline slowing

Sources: OECD, Henderson Global Investors, Jones Lang LaSalle

CommerzLeasing rounds off structured finance capabilities of CRE

Business model

- Leasing of real estate and equipment
- Structured investments
- Direct investments (for own books)
- CFB-funds (closed-end funds)
- Building development and real estate management

Operating profit
in € m


52.0
56.8
28.6
2004
2005
H1 06

	2004	2005	H1 06
CIR	49%	49%	50%
Op. RoE	50%	64%	66%

Business volume
in € bn


25.0
26.9
27.8
2004
2005
H1 06

Source: CommerzLeasing Immobilien AG

Positioning

- CLI is growing more strongly than the market (14.9% in 2005 compared to the leasing market's 8.7%)
- CLI has had a market share of more than 20% in structured investments for many years (real estate leasing, big ticket equipment leasing and structured financing)
- In the field of supplier independent equipment leasing CLI is with a market share of 4% one of the large leasing companies in Germany
- CLI is a leading initiator of closed end property funds

Outlook

- Organic growth through the expansion of our business model. Further potential through close co-operation with Eurohypo.
- Continuation of leasing initiative along with CIB division.
- Increased co-operation with the branches in the off balance sheet financing of investments
- Offer Public-Private-Partnership models
- Coverage of important asset classes in the area of closed end funds

Outlook for 2008: profitability boost through powerful international business

Operating profit CRE
in € m



RoE
700
500
300
100
~12%
~16%[1]
2006p
2008p
CRE EH
CLI
CORECD

Value Drivers

- Strong origination base will be increased by approx. 30% to more than €44bn by 2008
- Strong focus on financial engineering to compensate competitive margin environment
- Steady shift of business towards higher rating classes will lead to a lower LLP-ratio of 25 bps in 2008 (30 bps in 2006) and lower economic capital according to Basel II
- New business in CRE EH has already been managed according to Basel II requirements since 2005
- Early application of new standards was necessary, given average loan duration of 7-8 years.
- Current calculations show an economic capital for CRE up to 50 % of BIS capital.
- This will lead to a RoRAC of close to 30%

[1] RoE before refinancing costs etc. > 20%

And the winner is...

Eurohypo is World
No.1
Bank for
Commercial Real Estate

GLOBAL
COMMERCIAL BANKING

Pos	*Name*
1	**Eurohypo**
2	Deutsche Bank
3	Morgan Stanley
4	Calyon
5	JPMorgan

CENTRAL & EASTERN EUROPE
COMMERCIAL BANKING

Pos	*Name*
1	**Eurohypo**
2	Bank Austria Creditanstalt
3	Aareal Bank

WESTERN EUROPE
COMMERCIAL BANKING

Pos	*Name*
1	**Eurohypo**
2	RBS
3	Deutsche Bank

GERMANY
COMMERCIAL BANKING

1	**Eurohypo**


EUROMONEY
2006
Real Estate
Awards

COMMERZBANK



For more information, please contact:

Jürgen Ackermann (Head of IR)
P: +49 69 136 22338
M: juergen.ackermann@commerzbank.com

Sandra Büschken (Deputy Head of IR)
P: +49 69 136 23617
M: sandra.bueschken@commerzbank.com

www.commerzbank.com/ir

Ute Heiserer-Jäckel
P: +49 69 136 41874
M: ute.heiserer-jaeckel@commerzbank.com

Simone Nuxoll
P: +49 69 136 45660
M: simone.nuxoll@commerzbank.com

Andrea Flügel (Secretary)
P: +49 69 136 22255
M: andrea.fluegel@commerzbank.com

SEC File No.
082-02523

CIK 0000852933

COMMERZBANK



investors' day

COMMERZBANK'S FINANCIALS AND KEY PERFORMANCE INDICATORS

Frankfurt, September 21, 2006

Eric Stru
Chief Financial Offic

Disclaimer

/ investor relations /

All presentations shown at Investors' Day contain **pro forma results for Q1 2006 and Q1-Q4 2005** to fully reflect the integration effect of Eurohypo. The pro forma results include Eurohypo results as if integrated as from January 1st, 2005 (incl. full refinancing costs), capital increase as if carried out before January 2005 (instead of November 2005) and issue of hybrid capital as if it took place before January 2005 (instead of March 2006). It shows segments' quarterly results in the new Group structure and segments' equity employed based on new calculation method.

/

This presentation has been prepared and issued by Commerzbank AG. This publication is intended for professional and institutional investors.

/

Any information in this presentation is based on data obtained from sources considered to be reliable, but no representations or guarantees are made by Commerzbank Group with regard to the accuracy of the data. The opinions and estimates contained herein constitute our best judgement at this date and time, and are subject to change without notice. This presentation is for information purposes; it is not intended to be and should not be construed as an offer or solicitation to acquire, or dispose of any of the securities or issues mentioned in this presentation.

/

Commerzbank AG and/or its subsidiaries and/or affiliates (herein described as Commerzbank Group) may use the information in this presentation prior to its publication to its customers. Commerzbank Group or its employees may also own or build positions or trade in any such securities, issues, and derivatives thereon and may also sell them whenever considered appropriate. Commerzbank Group may also provide banking or other advisory services to interested parties.

/

Commerzbank Group accepts no responsibility or liability whatsoever for any expense, loss or damages arising out of, or in any way connected with, the use of all or any part of this presentation.

/

Copies of this document are available upon request or can be downloaded from
www.commerzbank.com/aktionaere/index.html

 Note: 2005 and 2006 figures based on pro forma results

Commerzbank is managed along three main Group performance indicators



Net RoE
+5.1ppts
13.1%
18.2%
1H 05
1H 06
CIR
-6.4ppts
61.2
54.8
1H 05
1H 06
EPS
+50.0%
1.06
1.59
1H 05
1H 06

- Strong focus on net RoE, CIR, EPS
- Pursuing a value management approach to extract highest value from existing businesses
  - Enhancing wallet share among existing customers
  - Ensuring efficient capital management
  - Maintaining tight cost control
- Realizing growth opportunities
  - Enhancing organic growth in focused areas
  - Selective investments in external growth

→ Following a balanced profitability and growth approach

Note: 2005 and 2006 figures based on pro forma results

Commerzbank is fully in line to reach its FY 2006 targets


Net RoE
in %
+5.1ppts
13.1
18.2
H1 2005
H1 2006


CIR
in %
-6.4ppts
61.2
54.8
H1 2005
H1 2006


EPS
in €
+50.0%
1.06
1.59
H1 2005
H1 2006


Adjusted Net RoE
in %
+3.2ppts
8.4
11.6
H1 2005
H1 2006


Adjusted CIR
in %
-3.4ppts
65.3
61.9
H1 2005
H1 2006


Adjusted EPS
in €
+48.5%
0.68
1.01
H1 2005
H1 2006

Adjustments: Net result on participations, restructuring charges

 Note: 2005 and 2006 figures based on pro forma results

Commerzbank's earnings well balanced

Earnings breakdown of peer group
as of H1 2006



14%
16%
32%
38%
5%
32%
40%
23%
14%
15%
31%
40%
13%
14%
27%
46%
4%
31%
52%
13%
Commerzbank
Deutsche Bank
HVB Group
ABN Amro
UBS
Net interest income after provisions
Commission income
Trading profit
Other income

Note: 2005 and 2006 figures based on pro forma results

Net interest income in operating business improved by 5%

Net interest income (NII)

in € m



+2.3%
2,071
2,119
330
292
1,741
+4.9%
1,827
H1 2005
H1 2006
Operating NII components (incl. asset/deposit margin/volume, margin hedge)
Other NII components (incl. equity investment, funding costs, PFT and others)

Comments

- **Operating NII components** improved by 5%
- **Other NII components** slightly down due to lower equity investment and Public Finance & Treasury, partly compensated by lower funding costs

Outlook

- Prudent increase of NII
- Consensus estimates within reach
- Transfer of pension provision to CTA reduces NII by ca €60m p.a. starting in H2 2006 – compensated by less costs

	Low	Average	High
Consensus estimates H2 2006	1,911	**2,097**	2,236

Note: 2005 and 2006 figures based on pro forma results

Significant upward trend in commission income

Commission income
in € m



1,222
1,415
+15.7%
100
68
273
260
528
-7
106
52
324
342
624
-33
H1 2005
H1 2006
Private & Business Customers (PBC)
Asset Management
Mittelstand
Corporates & Markets
Commercial Real Estate
Others

Comments

- Commission income growth driven by strong underlying business in PBC, AM and Mittelstand
- PBC: High contribution from more affluent customers
- Rising volume and margin in Asset Management
- Focus on fee generating products for SME clients
- Business passed on by PBC and Mittelstand to C&M led to higher commission expenses

Outlook

- Overall significant increase in commission income expected (FY-on-FY)

Consensus estimates H2 2006	Low	Average	High
	1,252	**1,363**	1,490

Note: 2005 and 2006 figures based on pro forma results

Sensitivity to Eonia and stock indices

Eonia (overnight)


Change in interest income (€ m)
Sensitivity app. €50m-€70m per 100 bps
100
80
60
40
20
0
-20
-40
-60
-80
-100
-100
-50
0
50
100
Eonia change (bps)

DAX / FTSE


Change in commission income (€ m)
Sensitivity app. €10m-€20m per 100 DAX/FTSE pts
50
40
30
20
10
0
-10
-20
-30
-40
-50
-200
-150
-100
-50
0
50
100
150
200
DAX/FTSE change (pts)

Note: Mechanical impact based on current business model and on current level of Eonia, Dax, FTSE

Client driven business boosted trading profit

Trading profit
in € m



691
+3x
234
696
301
-67
-5
H1 2005
H1 2006
Sales & trading
Net result on hedge accounting

Comments

Corporates & Markets

- Strong focus on client-driven business led to sustainable growth in trading profit
- Positive development across products with particularly strong results in equity derivatives
- Well diversified client portfolio
- VaR at historical low level
- Prudent business model to ensure sustainable earnings stream (growing sales contribution)

Public Finance & Treasury

- Results depend on yield curve changes

Outlook

- Continued positive trend in Sales & trading
- Consensus estimates well within reach

	Low	Average	High
Consensus estimates H2 2006	327	**447**	522

Note: 2005 and 2006 figures based on pro forma results

Cost discipline remains strong management focus

Operating expenses
in € m


2,428
2,744
2,647
Quarter 2
Quarter 1
1,211
1,217
1,514*
1,230
1,327
1,320
H1 2005
H2 2005
H1 2006

CIR	61.2%	67.5%	54.8%

* Charges due to revaluation of Asian real estate property

Comments

- Operating expenses in line with targets
- Strong group performance main driver for increase in personnel expenses
- Rise equally split between
  - •General performance-related bonuses
  - •LTP / LTI
  - •Pensions, salaries & wages
  - •Eurohypo foreign expansion
- Adjusted CIR as of H1 2006: 61.9%

Outlook

- Continued cost control
- Number of efficiency programs initiated to fund growth projects

Consensus estimates H2 2006	Low	Average	High
	2,525	**2,603**	2,694

 Note: 2005 and 2006 figures based on pro forma results

Focused strategy to further increase profitability and growth

Efficiency

PBC – Branch business Retail / Private Banking
- Further improvement in cost efficiency of branches (Branch of the future)
- Optimizing credit administration via new credit centers

Foreign branches
- Cost efficiency and profitability enhancement in Western Europe

Corporates & Markets
- De-risking Investment Banking
- Reducing complexity

Mittelstand
- Optimizing credit processes => reaching cost leadership

IT / TxB
- Reducing expenses and optimizing processes in IT and Transaction Banking

Facility Management
- Further reduction of idle office space

Eurohypo
- Back office cost reduction
- Exploring further synergy potential

Growth

PBC
- Private Banking: Continuing organic growth strategy
- Business Customers: New customer advisory model
- Direct Banking: Further focusing on customer growth
- Upper Retail/Affluents: Gaining new customers via new marketing approach and stronger media presence

German Asset Management
- Growth of AuM
- Strengthening distribution, product quality and innovation

Corporates & Markets
- Focus on areas with competitive edge, i.e. derivatives and structured products

Mittelstand
- Increase wallet share with existing customers
- Revenue growth by product initiative
- Acquiring new customers
- Strategic initiatives at BRE Bank

External growth

2004: Takeover SchmidtBank
2005: Acquisition of Eurohypo
2006: Acquisition of Münchener Kapitalanlageges.
2006: Participation in Promsyvazbank

CRE
- Strong focus on origination strategy
- Increase of real estate capital market product range

Note: 2005 and 2006 figures based on pro forma results

Capital management underlines our RoE commitment

Diverse capital measures within the last 12 months

- Capital increase: Volume of €1.3bn, 3x oversubscribed
- Hybrid capital: Volume of €2.2bn, 3x oversubscribed
- Lower Tier II: Volume of €1.25bn, 3x oversubscribed

→

- Capital structure optimized
- Tier I ratio as well as RoE well in line despite investments

Disposals

- Sale of non-strategic participations, e.g. KEB, Heidelberger Druck, Banca Intesa

→ Focus on core competencies

Active management of credit portfolio

- Securitization of €4.5bn via CLO (C&M) and €0.5bn loans via TSI (Mittelstand)
- Establishing credit portfolio management

→ Focus on RoE (not on balance sheet volume)

Note: 2005 and 2006 figures based on pro forma results

Commitment to increased profitability


Net RoE*
15%
≥ 10%
≥ 11%
2006p
2007p
2010e


Cost/income ratio
≤ 65%
≤ 63%
≤ 60%
2006p
2007p
2010e

* Adjusted

 Note: 2005 and 2006 figures based on pro forma results

Outlook: Accounting topics

German tax reform	• Corporate tax reform (reduction from ~40% to ~30% is now under discussion) • Increase of VAT rate from 16% to 19% as of Jan 1, 2007
Pension Trust	• Pension provisions transfer to contractual trust arrangement (CTA)
Projects under consideration	• Allocation of stable treasury income, mainly Public Finance & Treasury • Re-classification of commission income components currently booked as trading profit of C&M
Basel II	• Core capital calculation • Methodology changes in risk provisioning

Note: 2005 and 2006 figures based on pro forma results

Appendix

 Note: 2005 and 2006 figures based on pro forma results

Good performance especially in Mittelstand and Corporates & Markets

Operating profit in € m



Private & Business Customers
-10%
157
80
142
H1 2005
H2 2005*
H1 2006*
* Includes depreciation of Delphi
Asset Management
+29%
52
63
67
H1 2005
H2 2005
H1 2006
Mittelstand
+45%
195
376
283
H1 2005
H2 2005
H1 2006
Corporates & Markets
+576%
50
260
338
H1 2005
H2 2005
H1 2006
Commercial Real Estate
+12%
206
195
230
H1 2005
H2 2005
H1 2006
Public Finance & Treasury
+3%
208
137
215
H1 2005
H2 2005
H1 2006

Note: 2005 and 2006 figures based on pro forma results

Details of profitability by segment H1 2006

	Private & Business Customers	Asset Management	Mittel-stand	Corporates & Markets	Commercial Real Estate	Public Finance & Treasury
Operating profit (€ m)	142	67	283	338	230	215
Average equity tied up (€ m)	2,466	550	2,876	2,365	3,887	1,182
Operating RoE (%)	**11.5**	**24.4**	**19.7**	**28.6**	**11.8**	**36.4**
Economic capital (€ m)*	1,463	213	1,871	1,664	1,904	1,059
RoRaC (%)	**19.4**	**62.9**	**30.3**	**40.6**	**24.2**	**40.6**
Av. RWA (€ bn)	39.9	6.3	45.7	39.4	72.8	19.7
Av. lending volume (€ bn)	62.5	0.9	43.3	23.8	75.3	220.0
Net LLP per lending volume (bps)**	47	0	70	19	30	1

* Based on average economic capital for Q2 2006
** Annualized

Average Equity tied up

- defined as risk-weighted assets times 6% plus debit differences

Economic capital

- comprises credit risk, market risk, operational risk and business risk at 99.95% level confidence

 Note: 2005 and 2006 figures based on pro forma results

Private & Business Customers: Ratio of commission income to net interest income increased

Value driver analysis

Change in operating profit from H1 2005 to H1 2006
in € m



+50
-11
-54
-15
Δ Revenues without LLP
Δ LLP
Δ Costs
Δ Operating profit

	H1 '05	H1 '06	Change
Customers (in m)	4.6	**4.6**	0%
Total lending (in € bn)	64.7	**62.5**	-3%
Margin on total lending (in %)	1.15	**1.19**	**+4bps**
Volume of customer deposits (in € bn)	30.6	**29.3**	-4%
Margin on customer deposits (in %)	1.03	**1.35**	**+32bps**
Risk-weighted assets (in € bn)	40.7	**39.9**	-2%
Commission income / net interest income	80%	**96%**	**+16ppts**
FTE	8,657	**8,518**	-2%
Gross revenue/FTE (in € '000)	137	**145**	+6%
Operating expenses/FTE (in € '000)	104	**112**	+8%

 Note: 2005 and 2006 figures based on pro forma results

Asset Management: Increase of both AuM and commission income / AuM in H1 2006

Value driver analysis

Change in operating profit from H1 2005 to H1 2006
in € m



+78
-63
+15
Δ Revenues without LLP
Δ Costs
Δ Operating profit

	H1 '05	**H1 '06****	Change
Assets under management (in € bn)*	94.8	**103.8**	**+9%**
Revenue/AuM (bps) ***	56	**66**	+10bps
thereof: Commission income/AuM (bps) ***	54	**66**	**+12bps**
Operating expenses/AuM (bps) ***	45	**53**	+7bps
FTE	1,562	**1,697**	+9%
Gross revenue/FTE (in € '000)	169	**202**	+20%
Operating expenses/FTE (in € '000)	136	**162**	+19%

* Excluding Private Asset Management and other units

** Including Münchener Kapitalanlage AG (AuM 1.5 € bn, +80 FTE)

*** Annualized

Mittelstand: Domestic lending and deposit income stable; share of commission income to net interest income increased

Value driver analysis

Change in operating profit from H1 2005 to H1 2006
in € m



+85
+45
-42
+88
Δ Revenues without LLP
Δ LLP
Δ Costs
Δ Operating profit

	H1 '05	H1 '06	Change
Total lending (in € bn)*	41.3	**43.3**	+5%
Loan-loss provision ratio (in %)**	0.95	**0.70**	-25bps
Domestic lending (in € bn)	35.5	**35.8**	+1%
Margin on domestic lending (in %)**	1.48	**1.43**	-5bps
Domestic customers' deposits (in € bn)	18.4	**18.9**	+3%
Margin on domestic customers' deposits (in %)**	0.61	**0.78**	+17bps
Risk-weighted assets (in € bn)	40.4	**45.7**	+13%
Commission income / net interest income	48%	**56%**	**+8ppts**
FTE	6,304	**6,776**	+7%
Gross revenue/FTE (in € '000)	140	**142**	+1%
Operating expenses/FTE (in € '000)	78	**78**	+0%

* Excluding Financial Institutions business
** Annualized

Corporates & Markets: Improvement driven by revenue growth at stable costs

Value driver analysis

Change in operating profit from H1 2005 to H1 2006
in € m



+281
+14
-7
+288
Δ Revenues without LLP
Δ LLP
Δ Costs
Δ Operating profit

	H1'05	H1'06	Change
Total lending (in € bn)	22.8	**23.8**	+4%
Loan-loss provision ratio (in %)*	0.32	**0.19**	-13bps
Risk-weighted assets (in € bn)	39.1	**39.4**	0.8%
FTE	1,641	**1,625**	-1%
Gross revenue/FTE (in € '000)	355	**532**	**+50%**
thereof Securities: Trading profit/FTE (in € '000)	421	**705**	**+67%**
Operating expenses/FTE (in € '000)	302	**310**	+3%

* Annualized

Commercial Real Estate: Increase of lending volume and revenues/ FTE in Eurohypo Commercial Real Estate

Value driver analysis

Change in operating profit from H1 2005 to H1 2006
in € m



+67
+1
-44
+24
Δ Revenues without LLP
Δ LLP
Δ Costs
Δ Operating profit

	H1`05	H1`06	Change
Total lending (in € bn)	70.4	**75.3**	+7%
Loan-loss provision ratio (in %)*	0.32	**0.30**	-2bps
Risk-weighted assets (in € bn)	66.9	**72.8**	+9%
FTE	1,308	**1,329**	**+2%**
Gross revenue/FTE (in € '000)	388	**433**	**+12%**
Operating expenses/FTE (in € '000)	144	**175**	+22%

* Annualized

 Note: 2005 and 2006 figures based on pro forma results

Public Finance & Treasury: Eurohypo Public Finance increased the revenues on a lower lending volume basis

Value driver analysis

Change in operating profit from H1 2005 to H1 2006
in € m



+16
-1
-8
+7
Δ Revenues without LLP
Δ LLP
Δ Costs
Δ Operating profit

	H1`05	H1`06	Change
Total lending (in € bn)*	225.0	**220.0**	-2%
Loan-loss provision ratio (in %)**	0.01	**0.01**	
Risk-weighted assets (in € bn)	18.5	**19.7**	+6%
FTE	228	**245**	+7%
Gross revenue/FTE (in € '000)	1,197	**1,180**	-1%
Operating expenses/FTE (in € '000)	219	**237**	+8%

* Volume of lending and bonds; excl. Treasury
** Annualized

 Note: 2005 and 2006 figures based on pro forma results

Others & Consolidation: Operating profit driven by KEB sale

Value driver analysis

Change in operating profit from H1 2005 to H1 2006
in € m



+286
-1
+285
Δ Revenues
Δ Costs
Δ Operating profit

Others & Consolidation includes:

- Funding costs and proceeds from group holdings
- Facility management, e.g. idle office space
- Group cost, e.g. for Board of Directors, Supervisory Board, annual general meeting
- Consolidation

Note: 2005 and 2006 figures based on pro forma results

Group equity definitions

Reconciliation of equity definitions

Equity definitions in €m	Jun 2006
Subscribed capital	1,707
Capital reserve	5,698
Retained earnings	4,153
Reserve from currency translation	-130
Investors' capital without minorities	**11,428**
Minority interests *	905
Investors' capital	**12,333**
Change in consolidated companies; goodwill; consolidated net profit minus portion of dividend; others	222
BIS core capital without hybrid capital	**12,555**
Hybrid capital	2,569
BIS Tier I capital	**15,124**

* excluding:
- Revaluation reserve
- Cash flow hedges
- Consolidated profit

Equity basis for RoE

Basis for RoE on net profit since 2005 (Investors' capital without minorities)
- unchanged

New basis for operating RoE and pre-tax RoE from Q2 2006 (Investors' capital)

Old basis for operating RoE and pre-tax RoE until Q1 2006 (BIS core capital without hybrid capital)
- Contains consolidated net profit (since 2006) and deductions due to goodwill
- Not aligned with calculation of RoE on net profit

 Note: 2005 and 2006 figures based on pro forma results

COMMERZBANK



For more information, please contact:

Jürgen Ackermann (Head of IR)
P: +49 69 136 22338
M: juergen.ackermann@commerzbank.com

Sandra Büschken (Deputy Head of IR)
P: +49 69 136 23617
M: sandra.bueschken@commerzbank.com

www.commerzbank.com/ir

Ute Heiserer-Jäckel
P: +49 69 136 41874
M: ute.heiserer-jaeckel@commerzbank.com

Simone Nuxoll
P: +49 69 136 45660
M: simone.nuxoll@commerzbank.com

Andrea Flügel (Secretary)
P: +49 69 136 22255
M: andrea.fluegel@commerzbank.com

RECEIVED
OCT -2 A 10:
OFFICE OF INTERNATIONAL CORPORATE FINANCE

SEC File No.
082-02523

CIK 0000852933

COMMERZBANK



investors' day

COMMERZBANK CORPORATES & MARKETS: A CUSTOMER-FOCUSED STRATEGY

Frankfurt, September 21, 2006

Nicholas Tell
Member of the Board of Managing Directo

Disclaimer

/ investor relations /

All presentations shown at Investors' Day contain **pro forma results for Q1 2006 and Q1-Q4 2005** to fully reflect the integration effect of Eurohypo. The pro forma results include Eurohypo results as if integrated as from January 1st, 2005 (incl. full refinancing costs), capital increase as if carried out before January 2005 (instead of November 2005) and issue of hybrid capital as if it took place before January 2005 (instead of March 2006). It shows segments' quarterly results in the new Group structure and segments' equity employed based on new calculation method.

/

This presentation has been prepared and issued by Commerzbank AG. This publication is intended for professional and institutional investors.

/

Any information in this presentation is based on data obtained from sources considered to be reliable, but no representations or guarantees are made by Commerzbank Group with regard to the accuracy of the data. The opinions and estimates contained herein constitute our best judgement at this date and time, and are subject to change without notice. This presentation is for information purposes; it is not intended to be and should not be construed as an offer or solicitation to acquire, or dispose of any of the securities or issues mentioned in this presentation.

/

Commerzbank AG and/or its subsidiaries and/or affiliates (herein described as Commerzbank Group) may use the information in this presentation prior to its publication to its customers. Commerzbank Group or its employees may also own or build positions or trade in any such securities, issues, and derivatives thereon and may also sell them whenever considered appropriate. Commerzbank Group may also provide banking or other advisory services to interested parties.

/

Commerzbank Group accepts no responsibility or liability whatsoever for any expense, loss or damages arising out of, or in any way connected with, the use of all or any part of this presentation.

/

Copies of this document are available upon request or can be downloaded from
www.commerzbank.com/aktionaere/index.html

Segment Corporates & Markets


Corporates & Markets
formed in 11/2004
Markets
Markets
Sales
Corporate Finance
Research
former Securities (until 11/2004)
Corporates
MNCs
London
Western Europe & South Africa
USA
added in 2Q2006

In addition, segment reporting includes treasury units in London, Luxembourg and New York

Agenda

1. **Restructuring of the former Securities – largely completed**
2. Markets – core areas of expertise
3. Corporates – Commerzbank`s strategy
4. Outlook

Restructuring largely over - targets overachieved...

Costs
(pre bonus, in €m)


361
Target: ~ 270
285
263
1H04
1H05
1H06

- Cost base has been reduced significantly
- In the front office, targets were already met in 2005, in the back office, full savings come into effect in 2007
- Active management of costs will continue

Front Office Staff*


1275
Target: ~ 800
776
771
09/04
Av. 05
Av. 1H06

- Target was already met in 2Q05, ever since staff numbers have even been slightly below target
- In 2H06 and 2007, staff will be increased in selected business lines

*Full-time equivalents

Value at Risk
(in €m)*


19,9
Target: ~ 9
9,1
8,6
Av. 09/04
Av. 05
Av. 1H06

- VaR continues to be roughly at the envisaged level of € 9m
- This reduction was achieved by closing the dedicated prop trading activities
- Continued low level underlines that revenues are still customer-driven

*97,5%, overnight

Reg. Capital
(in €m)*


1021
Target: ~ 723
745
660
Av. 09/04
Av. 05
Av. 1H06

- Reg Cap has been actively managed down by lowering of market risk, lowering of equity tied-up in subsidiaries and improvement of netting and offsetting agreements

*at 6% Tier-I-ratio; 2004 and 2005 adjusted accordingly

…and revenue targets exceeded

Revenues
(in €m)


1.000
800
600
400
200
0
Target: ~ 817
01/06
02/06
03/06
04/06
05/06
06/06
07/06
08/06
09/06
10/06
11/06
12/06
2004A
2005A
2006YTD

Source: MaH Report

NB: target = restructuring target

Low risk and low volatility

Development of VaR since 2004
(in €m, VaR overnight, 97.5%)


30
25
20
15
10
5
30.01.04
30.07.04
30.01.05
30.07.05
30.01.06

VaR has been significantly reduced, mainly through the closure of all dedicated proprietary trading activities

Gross profits and losses
(in €m)


Closure of last prop trading desk (Special Situations)
200
150
100
50
0
-50
-100
01/04 04/04 07/04 10/04 01/05 04/05 07/05 10/05 01/06 04/06
■ Gross Profits
□ Gross Losses

Revenues have stabilized significantly after closure of all proprietary trading desks

Strong growth of sales driven revenues

Revenue drivers of Commerzbank Markets
(in €m, pre Revenue Split)



378
(88%)
+33%
504
(77%)
60
(14%)
+137%
142
(22%)
-7
(-2%)
7
(1%)
06/2005
06/2006
Sales & origination revenues
Client-driven trading revenues
Other & prop trading

Source: MaH report

The revenue increase of 1H06 against 1H05 was driven both by higher sales and origination revenues in absolute terms and by higher client-driven trading revenues

Customer driven business

Development of Revenue Split
(average per quarter 2004 = 100)


150
125
100
75
CAGR: 26%
Av. Per quarter 2004
1Q/05
2Q/05
3Q/05
4Q/05
1Q/06
2Q/06

- The Markets division pays a finder's fee to the relationship management units of Commerzbank (Corporate Banking, Retail Banking, Financial Institutions) for all transactions (whether trading profit or commission income) with corporate customers and selected transactions with retail and institutional customers.
- The increase over the past 18 months underlines that the development of revenues is driven by customer business.
- In our published results, this finder's fee is shown as commission expense, i.e. the commission income in our segmental reporting is a net position of Markets' commission income and the finder's fee paid out to the relationship management units of the group.

Agenda

1. Restructuring of the former Securities – largely completed

2. **Markets – core areas of expertise**

3. Corporates – Commerzbank`s strategy

4. Outlook

Equity Derivatives

Share of Markets' revenues 1H06


41%
59%

□ Equity Derivatives
■ Rest of Markets

Finanztreff.de

Development 1H06 vs. 1H05 (1H05=100)


+137%
06/2005
06/2006

□ Indexed revenues
■ Indexed VaR

- By far our largest business line with considerable growth in the past few years.
- Drivers: a very unique combination of a very good client franchise, premier pricing capabilities and diversified distribution channels, operating in favorable market conditions.
- Retail investors are the most important customer group (distribution via Comerzbank's branch network, stock exchanges and third parties).
- Market leader in Germany (#1 positions on the German Euwax and on Deutsche Börse Smart Trading, 25,8% market share*), #3 in France and # 2 in Portugal.
- The second largest customer group are institutional investors; corporate customers are by far the smallest customer group, but we increasingly expect to be able to sell hedge products to these customers.
- To mitigate threats, e.g. correlation to equity markets and erosion of margins, we are diversifying our business. This includes new underlyings like commodities and "wrapping" products in e.g. funds or insurance contracts and further diversifying our customer base.

AuM in certificates of German retail clients
(in €bn)


2
30
50
80
110
163
205
2000
2003
2004
2005
2006e
2008e
2010e

Source: Expert interviews, ICME-Forecast, Derivate Forum

*Source: Deutsches Derivate Institut


MONEY
ZERTIFIKATE
PREIS
2006
Beste Produktpalette
1. Platz
Commerzbank

/ jetzt vom öl-boom profitieren /

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Interest Rates

Share of Markets' revenues 1H06


83%
17%

☐ Interest Rates
■ Rest of Markets

Development 1H06 vs. 1H05


+10%

06/2005 06/2006
☐ Indexed revenues
■ Indexed VaR

- Main focus: selling risk management products (interest rate swaps and options) to Commerzbank's corporate customers, i.e. the strength of our second largest business is largely based on the franchise value of the bank.
- While we have a very strong market position with corporate customers, we see opportunities to grow our institutional business - in the medium term, we aim to increase the revenues in this business to levels similar to our corporate business.
- Now that the Western European branches have been integrated into the Corporates & Markets, we expect to increase the cross-selling of Interest Rate products to their customers.
- The Interest Rates business line is one of the most important contributors to the expected Eurohypo synergies - the co-operation has started in Q2, we are on track to achieve the synergies budgeted for this year.

Revenue distribution by customer segments


78%
20%
3%
Corporates
Institutionals
Retail/Flow

EURO HYPO

Corporate Finance

Share of Markets' revenues 1H06


88%
12%

☐ Corporate Finance
■ Rest of Markets

Development 1H06 vs. 1H05 (1H05=100)


+23%
06/2005
06/2006

☐ Indexed revenues

- Includes debt (bonds, syndicated loans, asset backed securities, leveraged finance) and equity products (IPOs, capital increases, squeeze outs,...).
- Strongly linked to Commerzbank's corporate client base which is served through its branch network; we also serve regional banks.
- On the debt side, we are fairly well positioned with excellent positions in the covered bonds and public finance markets. Prominent transactions in 2006 include the leading roles in the financing of the Mittal/Arcelor transaction as well as the Volkswagen bond buyback. In the LBO market, we are also well positioned and one of the leading arrangers.
- For equity capital markets, we have a weaker market share than on the debt side - however, highlights in 2006 include Linde's capital increase to finance the BOC transaction (we also were the Mandated Lead Arranger for the accompanying debt financing) as well as the IPO of Air Berlin.
- As with Interest Rates, we also expect to realise Eurohypo synergies in Corporate Finance (e.g. securitisation of Eurohypo's portfolio and joint transactions for REITs).

German Pfandbriefe, Euro-denomiated

Book Runner	Proceeds Amount in €m	Rank	Mkt. Share	# of Issues
Commerzbank AG	**3.616**	**1**	**10,3%**	**22**
ABN AMRO	3.588	2	10,2%	13
Barclays Capital	3.208	3	9,1%	16
Dresdner Kleinwort	2.925	4	8,3%	19
HVB/UBM	2.643	5	7,5%	17
Royal Bank of Scotland	2.349	6	6,7%	11
Citigroup	2.184	7	6,2%	15
Morgan Stanley	2.062	8	5,9%	13
Goldman Sachs & Co	1.977	9	5,6%	11
Deutsche Bank AG	1.744	10	5,0%	12
...	...	...	...	...
Industry Total	**35.100,8**	**—**	**100,0%**	**107**

01-06/2006; Source: IFR

Debt and Equity Markets 2006 - Commerzbank in prominent roles

Equity Capital Markets

Linde

Kapitalerhöhung mit Bezugsrecht

Joint Lead Manager
Joint Bookrunner

Juni 2006

SIXT

Kapitalerhöhung ohne Bezugsrecht

Sole Lead Manager
Sole Bookrunner

Mai 2006

ABS

Volkswagen Leasing GmbH

EUR 1,011,000,000

Joint Lead Manager

June 2006

TS Co. mit ONEGmbH

EUR 503,200,000

Sole Arranger,
Joint Lead Manager
and Joint Bookrunner

July 2006

Bonds and Syndicated Loans

nationalgrid

EUR 600,000,000

Bookrunner

June 2005

Deutsche Telekom

EUR 500,000,000

Bookrunner

May 2005

madrid

EUR 500,000,000

Bookrunner

June 2006

MITTAL

EUR 8,000,000,000

EUR 2,8000,000,000

Term Loans
MLA

April / May 2005

Foreign Exchange

Share of Markets' revenues 1H06


92%
8%

□ Foreign Exchange
■ Rest of Markets

Development 1H06 vs. 1H05 (1H05=100)


+52%
06/2005
06/2006

□ Indexed revenues
■ Indexed VaR

- Traditionally one of the strengths of Commerzbank.
- Strongly linked to Commerzbank's corporate customer base, with a generally very good market share. However, this good market position is mainly based on flow products.
- In the past 2-3 years, we have also been highly successful in diversifying our client base - by launching FX and gold/silver warrants, we have become the market leader for German retail clients (same distribution channels as in Equity Derivatives).
- Our focus for the future is on improving our structured product offering which will enable further sustainability of the business as well as further improve our strong market position with corporate customers and substantially grow our institutional business.
- Also, our intention is to improve the cross-selling of FX products to the corporate customers of our Western European branches.

Revenue distribution by customer segments


49%
11%
41%
Corporates
Institutionals
Retail/Flow


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Cash Equities & Research

Share of Markets' revenues 1H06


5%
95%

□ Cash Equities
■ Rest of Markets

Development 1H06 vs. 1H05 (1H05=100)


+16%
06/2005
06/2006

□ Indexed revenues
■ Indexed VaR

- Until the restructuring in 2004, we were offering a pan-european/global product; however, the business line failed to reach break-even due to its high cost base (trading and sales staff was reduced from 110 FTE to 40 FTE).
- In the past 20 months, we have retooled our offering, now covering German and selectively European stocks. By doing so, we capitalise on our position as the #2 listed German bank, reflecting our expertise in our home market.
- With a focus to date on German customers, we are now also targeting customers in the US, the UK and the rest of Western Europe with our German product.
- Cash Equities works closely with our equity capital markets team, supporting their activities (IPOs, capital increases).
- Additionally, we have well-regarded economics and FX strategists, serving our full client base.

AIR-BERLIN

Börsengang

(Joint Lead Manager, Joint Bookrunner)

Mai 2006


Air Berlin
AIR BERLIN
airberlin.com

Credit Trading

Share of Markets' revenues 1H06


5%
95%

□ Credit Trading
■ Rest of Markets

Development 1H06 vs. 1H05 (1H05=100)


+139%
06/2005
06/2006

□ Indexed revenues
■ Indexed VaR

- Our products range includes Pfandbriefe, CDS, Genussscheine, Jumbos, corporate bonds, credit linked notes, structured products.
- In 2Q2005, the business suffered from widening margins in the market (=> GM); this year has seen much improvement from albeit low revenue levels compared to our peers.
- Our customers are currently mainly institutional customers; we also have a small but growing retail business.
- We also intend to grow our institutional business by further building our coverage of these customers and offering a wider product range.
- Going forward, our credit portfolio management will source diversified risk from Commerzbank's loan portfolio which will be structured and distributed by our Credit Trading business line.


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Credit Portfolio Management: Integral function within Commerzbank


Corporate Banking
credit exposure
Investment Banking
credit exposure + counterparty risk of derivatives
CPM + Securitisation
diversification
Investment Books
CDS, CDO, bonds, loans
Synthetic structuring
Securisation
Secondary market

- Project "CoCo": In June 2006, Credit Portfolio Management jointly with the securitisation team launched a first, very successful synthetic securitisation for Corporates & Markets' loan portfolio; this transaction has led to a capital relief of ~ € 200m.
- A similar transaction („CoCo II") for Western European loans is currently being examined.
- Medium-term, CPM is expected to manage the credit exposure of Commerzbank (incl. NPL-portfolio).
- CPM will thus also source attractive assets for credit structuring, i.e. development of products with scarce underlyings (e.g. SME loans).


COMMERZBANK
June 2006
CoCo Finance 2006-1
COMMERZBANK
€4,500,000,000
Sole Arranger, Lead Manager and Sole Bookrunner
CLO of Large Multi-National Corporates

Others and discontinued business

Share of Markets' revenues 1H06


11%
89%
■ Rest of Markets
□ others & disc.

Development 1H06 vs. 1H05 (1H05=100)


-11%
06/2005
06/2006
□ Indexed revenues
■ Indexed VaR

- Among the other business lines, Securities Finance is the largest, followed by Local Markets, Bank Notes and Alternative Investment Strategies.
- Securities Finance is the repo and stock borrowing lending business, i.e. a business line with both a customer focus and an internal service function.
- Local Markets comprises the sales forces in Commerzbank's branches in Eastern Europe, South Africa and Asia, but also the treasury function of those respective branches.
- Bank Notes is the physical delivery of bank notes in different currencies.
- AIS structures and manages hedge fund products (fund of funds, tailored funds), primarily for Commerzbank's retail/HNWI customers, but also for institutional investors.
- In addition to these business lines, the 2005 revenues and VaR included the now discontinued business Special Situations group which was closed in 2Q05.

Closing the gap in fixed income products compared to peers


Revenues 2005
(in €m)
Coba
Average of peers*
#2 peer
121
72
124
177
236
350
40
94
202
FX
Rates
Credit

- The Survey underlines our good position in the FX market.
- We are #3 in the peer group, on equal footing with #2.
- Given that we have been able to reach this position despite gaps in our product portfolio, we should be able to improve our position further.

- In Rates, we have a considerable backlog, even compared to the average of our peer group.
- Our rather weak institutional business is the main reason for this backlog.

- In Credit, our position is the weakest.
- Credit is a business dominated by institutional customers, we thus need to focus on this customer segment to improve our current market position.

*Comparison with peers of a similar size to Commerzbank or smaller; does not include global Investment Banks

Agenda

1. Restructuring of the former Securities - largely completed

2. Markets - core areas of expertise

3. **Corporates - Commerzbank's strategy**

4. Outlook

The Western European, South African and US branches have joined Corporates & Markets

Revenues 1H06
(in €m)


709
57
76
9
849
Segment as was
Western Europe & South Africa
USA
Local treasuries
New segment Corp. & Markets

Staff
(in FTE, as of 30.06.06)


882
465
256
22
1.625
Segment as was
Western Europe & South Africa
USA
Local treasuries
New segment Corp. & Markets

Regulatory Capital 1H06
(average, in €m)


1.725
315
493
33
2.565
Segment as was
Western Europe & South Africa
USA
Local treasuries
New segment Corp. & Markets

Western Europe/South Africa

- The branch network has been developed since the 1950s and includes 8 locations (Amsterdam, Barcelona, Brussels, Luxembourg, Madrid, Milan, Paris, Johannesburg)

USA

- Commerzbank has built its foothold in the US since the early 1970s - the current network includes operations in New York, Atlanta, Chicago, Gran Cayman, and Los Angeles

Western Europe (incl. South Africa)

- Excellent franchise with a long-standing tradition and a good reputation
- But currently not earning its cost of capital on a sustainable basis
- Therefore, a restructuring program called "Steps" has been initiated to achieve sustainable added value to the group:

	Current status		Target
Customers	No defined target customers, in each location different focus based on historic development	⇨	"European Top-1000", i.e. companies with turnover > € 250m (to many of which we already have a business relationship); subsidiaries of German corporates; selected profitable niche activities will be continued
Products	Highly dependent on plain-vanilla loan products	⇨	Offer products for which Commerzbank has proven track record (e.g. risk management and advisory products like interest rate, currency and commodities derivative, arrangement of structured finance deals,...)
Organizational set-up	All branches operate more or less independently from each other	⇨	London as a hub, the other branches are turned into sales units; product specialists to be centralized in London - with decentralized relationship manager in local branches - implementation has already started
Back Offices/ Services	Most back office functions are provided locally	⇨	Establishment of a central Western European Service Centre ("WESC") in Luxembourg - implementation is already quite advanced, the first 2 branches (Brussels and Amsterdam) will be linked to the WESC within the next few weeks
Capital	As in the rest of Commerzbank, no active portfolio management, buy-and-hold approach	⇨	Credit Portfolio Management (CPM) of loan books of Western European and MNC customers will be launched in January 2007 for much greater capital efficiency
Booking	As in the rest of Commerzbank, all loans are booked locally	⇨	Central booking of all loans in Luxembourg to facilitate central portfolio management to be introduced

USA

- Well-run business with a proven track record.
- Consistently earning its cost of capital.
- Very cost-efficient, disciplined cost-management is reflected in a CIR < 40%.
- State of the art risk management methodologies in place.
- The major part of the US business is now part of Corporates & Markets; the US commercial real estate business has been transferred to Eurohypo.

Business model to be continued as is, no need to take action

Revenues Composition as of 06/2006


StrucFin/Leveraged
Real Estate
Corporate Banking
Fin. Institutions
Energy
Gaming
Secondary
Int'l Finance
Public Finance
Other
has been transferred
to Eurohypo

New vs. old

Regional split of revenues


5%
26%
13%
3%
53%
3%
12%
25%
29%
32%
06/2005 Rel. Mgmt as was
06/2006 Rel. Mgmt as is
Germany
USA
London
Rest of the world
Western Europe w/o London

The addition of the Western European branches and the corporate banking in the US and South Africa has led to a regionally more diverse portfolio.

Credit exposure by internal rating


1%
11%
50%
38%
2%
12%
49%
37%
06/2005 Rel. Mgmt as was
06/2006 Rel. Mgmt as is
<2
2.0 - 3.0
3.1 - 4.0
> 4.0

Despite this diversification, which essentially means that more large corporate customers have been added to a portfolio previously dominated by MNCs, the risk structure of the portfolio remains largely unchanged with 86% of the utilised loans having an investment grade rating

Multinational Corporates

- Clients: ~ 100 multinational clients, about half of which are German MNCs and the other half non-German MNCs with strong links to Germany.
- Coverage through sector teams (currently Insurance, Telecoms, Automotive, Chemicals & Pharma, Diversified Industries, Energy, Metals & Engineering), operating out of Frankfurt and London and supported locally by Commerzbank's branch network.
- Current initiatives:
  - To further increase cross-selling of IB-products - core products include hedge products (interest rate, currency and commodity derivatives), structured investment products and underwriting/bookrunning of syndicated loans.
  - To improve capital efficiency - in January 2007, credit portfolio management will be become fully active ("CoCo" was already a first step)

Development of interest income vs. commission income



75%
72%
69%
25%
28%
31%
2004
2005
06/2006
Commission income
Interest income

Economic profit: revenue generation and capital management is the key

Economic profit of Corporates



Gross revenues
and economic profit*
in € m
Economic capital
in €m
300
200
100
0
1500
1000
500
0
1.280
243
209
1.125
-60
-4
06/2005
06/2006
Gross revenues
Economic profit
Economic capital

* Economic profit/loss = operating profit ./. cost of capital of (24%)

- Economic capital reduced by € 155m in the past 12 months
- In 1H05, Corporates made an operating profit, but an economic loss*, i.e. the cost of capital of 24% was not earned
- In 1H06, economic profit was already nearly reached, albeit benefiting from some one-off items

A strong step has been made to adding genuine value to the bank, however, we now need to ensure sustainable economic profit

Agenda

1. Restructuring of the former Securities - largely completed
2. Markets - core areas of expertise
3. Corporates - Commerzbank's strategy
4. **Outlook**

Corporates & Markets: Outlook

	2006	2007	2008	Comment
Revenues	↗	↗	↗	Revenues: Further increase in Markets (in particular by closing existing gaps), only slight increase in Corporates
Expenses	↘	↗	→	Expenses: slight increase in 2007 due to selected growth initiatives; slight reduction in Corporates (reason: Western Europe restructuring)
Capital	↘	↘	→	Capital: Strong reduction in Corporates in 2006 and 2007 through CLOs, Credit Portfolio Management, there-after leveling off of at lower level
Operating profit	↗	↗	↗	Operating profit is budgeted to increase steadily
Operating RoE	~ 20%	> 20%	> 20%	**Target announced for 2007 now already expected in 2006 despite addition of lower yielding businesses; we aim to achieve sustainable results in excess of 20% RoE**

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For more information, please contact:

Jürgen Ackermann (Head of IR)
P: +49 69 136 22338
M: juergen.ackermann@commerzbank.com

Sandra Büschken (Deputy Head of IR)
P: +49 69 136 23617
M: sandra.bueschken@commerzbank.com

www.commerzbank.com/ir

Ute Heiserer-Jäckel
P: +49 69 136 41874
M: ute.heiserer-jaeckel@commerzbank.com

Simone Nuxoll
P: +49 69 136 45660
M: simone.nuxoll@commerzbank.com

Andrea Flügel (Secretary)
P: +49 69 136 22255
M: andrea.fluegel@commerzbank.com